Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: November 14, 2005

On November 12, 2005, the New York Stock Exchange, Inc. made the following documents available on its website, which are attached as annexes hereto:

Annex Document

A    The NYSE and John Thain’s Pre-Hearing Brief in Opposition to Plaintiffs’ Motion for a Preliminary Injunction

B    Memorandum of Law of Defendant John A. Thain in Opposition to Plaintiffs’ Motion for a Preliminary Injunction

C    The NYSE Independent Directors’ Pre-Hearing Brief in Opposition to Plaintiffs’ Motion for a Preliminary Injunction

Annex A

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK, COMMERCIAL DIVISION

x

IN RE NEW YORK STOCK EXCHANGE/ARCHIPELAGO MERGER LITIGATION	: : : : : : : : : : :	Index No. 601646/05 (Ramos, J.)
x

THE NYSE AND JOHN THAIN’S PRE-HEARING BRIEF IN

OPPOSITION TO PLAINTIFFS’ MOTION FOR A PRELIMINARY INJUNCTION

WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
(212) 403-1000

Attorneys for The New York Stock Exchange, Inc., and Co-Counsel for John Thain

November 11, 2005

TABLE OF CONTENTS

PRELIMINARY STATEMENT			1

ARGUMENT			3

I.	PLAINTIFFS’ PRELIMINARY INJUNCTION MOTION SHOULD BE DENIED BECAUSE THE PLAINTIFFS WILL NOT SUFFER IRREPARABLE HARM		4

	A.	Plaintiffs cannot thwart a seatholder vote because they want a better deal	4

	B.	The seatholder vote will be fully informed	7

	C.	The seatholders want to vote on the Merger	9

	D.	Plaintiffs’ non-disclosure claims are without merit	10

	E.	Money damages can provide adequate remedy for the alleged harms	20

II.	PLAINTIFFS’ PRELIMINARY INJUNCTION MOTION SHOULD BE DENIED BECAUSE THEY ARE NOT LIKELY TO SUCCEED ON THE MERITS		22

	A.	The Court should not reach entire fairness	22

	B.	The Merger is entirely fair to NYSE seatholders	22

III.	PLAINTIFFS’ PRELIMINARY INJUNCTION MOTION SHOULD BE DENIED BECAUSE THE BALANCE OF EQUITIES TIPS DECIDEDLY IN DEFENDANTS’ FAVOR		25

IV.	THE INJUNCTIVE RELIEF SOUGHT IS INAPPROPRIATE		32

V.	THE CPLR REQUIRES PLAINTIFFS TO POST A SUFFICIENT UNDERTAKING		34

CONCLUSION			36

-i-

TABLE OF AUTHORITIES

Cases	Page
Alpert v. 28 Williams St. Corp., 63 N.Y.2d 557 (1984)	23, 24

Arnoff v. Albanese, 85 A.D.2d 3 (N.Y. App. Div. 2nd Dep’t 1982)	6

Behrens v. United Investors Management Co., 1993 WL 400209, (Del. Ch. Oct. 1, 1993)	32-33

Bershad v. Curtiss- Wright Corp., 535 A.2d 840 (Del. 1985)	19 n.17

Bragger v. Budacz, Civ. A. No. 13376, 1994 WL 698609 (Del. Ch. Dec. 7, 1994)	8

Carter v. Ferguson, 12 N.Y.S. 580 (Sup. Ct. N.Y. C’ty 1890)	22

Chesapeake Corp. v. Shore, 771 A.2d 293 (Del. Ch. 2000)	33

Citron v. E.I. Du Pont de Nemours & Co., 584 A.2d 490 (Del Ch. 1990)	19 n.15

Coinmach Corp. v. Fordham Hill Owners Corp., 3 A.D.3d 312 (N.Y. App. Div. 3rd Dep’t 2004)	21-22

Doe v. Axelrod, 73 N.Y.2d 748, 532 N.E.2d 1272, 536 N.Y.S.2d 44 (1988)	3

Dunn v. Decca Records, 120 F. Supp. 1 (S.D.N.Y. 1954)	5 n.1

Emerald Partners v. Berlin, 2003 WL 21003437 (Del. Ch. Apr. 28, 2003)	23

Fisher v. United Techs. Corp., Civ. A. No. 5847, 1981 Del. Ch. LEXIS 622 (Del. Ch. 1981)	10

Gen. Elec. Co. v. Metals Res. Group, Ltd., 293 A.D.2d 417, 741 N.Y.S.2d 218, (App. Div. 1st Dep’t 2002)	34

Gilmartin v. Adobe Resources, No. Civ. A. 12467, 1992 WL 71510 (Del. Ch. Apr. 6, 1992)	5

Hanson Trust PLC v. ML SCM Acquisition Inc., 781 F.2d 264 (2d. Cir 1986)	6, 7

Haulage Enters. Corp. v. Hempstead Resources Recovery Corp., 74 A.D.2d 863, 426 N.Y.S.2d 52 (App. Div. 2d Dep’t 1980)	21, 31

Honeywell, Inc. v. Technical Bldg. Servs. Inc., 103 A.D.2d 433, 480 N.Y.S.2d 627 (App. Div. 3d Dep’t 1984)	34

-ii-

In re IXC Communications, Inc. v. Cincinnati Bell, Inc., No. Civ.A. 17324, 1999 WL 1009174 (Del. Ch. 1999)	4

In re Lukens Inc. S’holders Litig., 757 A.2d 720 (Del. Ch. 1999)	6

In re Staples, Inc. Shareholders Litigation, 792 A.2d 934 (Del. Ch. 2001)	5, 5 n.2

In re SunGard Data Systems, Inc. S’holders Litig., 2005 Del. Ch. LEXIS 105 (Del. Ch. Jul. 8, 2005)	10-11

In re Toys “R” Us, Inc. S’holder Litig., 877 A.2d 975 (Del. Ch. 2005)	27 n.19

In re Wheelabrator Techs., Inc. S’holders Litig., 663 A.2d 1194 (Del. Ch. 1995)	6, 12

Kahn v. MSB Bancorp, Inc., 1995 WL 1791092 (Del. Ch. Dec. 6, 1995)	30

Katz v. R. Hoe & Co., 99 N.Y.S.2d 899 (Sup. Ct. N.Y. C’ty 1950)	4

Kazdin v. Putter, 177 A.D.2d 456, 576 N.Y.S.2d 516 (App. Div. 1st Dep’t 1991)	34

Kimeldorf v. First Union Real Estate Equity and Mortgage Investments, 309 A.D.2d 151, 764 N.Y.S.2d 73 (App. Div. 1st Dep’t 2003)	27, 31

Krim v. ProNet, Inc., 744 A.2d 523 (Del. Ch. 1999)	20 n.17

Levco Alternative Fund Ltd. v. Reader’s Digest Ass’n, 2002 WL 1859064 (Del. Aug. 3, 2004)	6

Lyon v. Holton, 167 Misc. 585, 4 N.Y.S.2d 538 (Sup. Ct. N.Y. C’ty 1938), aff’d, 259 A.D. 877, 20 N.Y.S.2d 1015 (App. Div. 1st Dep’t 1940)	4

Malkan v. General Transistor Corp., 27 Misc. 2d 677, 207 N.Y.S.2d 345 (Sup. Ct. Queens C’ty 1960)	4

McConnell v. Lucht, 320 F. Supp. 1162 (S.D.N.Y. 1970)	5 n.1

Minzer v. Keegan, 1997 U.S. Dist. LEXIS 16445 (E.D.N.Y. Sept. 22, 1997), aff’d, 218 F.3d 144 (2d Cir. 2000)	21

Ranger Oil Ltd. v. Petrobank Energy and Resources Ltd., 2000 WL 33115906 (S.D.N.Y. May 23, 2000)	8

Republic of Croatia v. Trustee of the Marquess of Northampton 1987 Settlement, 232 A.D.2d 216, 648 N.Y.S.2d 25 (App. Div. 1st Dep’t 1996)	35

Scotto v. Mei, 219 A.D.2d 181, 642 N.Y.S.2d 863 (App. Div. 1st Dep’t 1996)	34

Shapiro v. Shapiro, 4/12/2001 N.Y.L.J. 24 (col.6) (Sup. Ct. Nassau C’ty Apr. 12, 2001)	35

-iii-

SportsChannel Am. Assocs. v. National Hockey League, 186 A.D.2d 417, 589 N.Y.S.2d 2 (App. Div. 1st Dep’t 1992)	21, 31

Starrett Acquisition, Inc. v. Starrett Corp., 174 Misc. 2d 808, 664 N.Y.S.2d 1020 (Sup. Ct. N.Y. C’ty 1997)	21, 30, 31

State of New York v. Rachmani Corp., Civ. A. No. 17727, 71 N.Y.2d 718 (N.Y. Feb. 9, 1988)	11

State of Wis. Inv. Bd. v. Bartlett, 2000 Del. Ch. LEXIS 42 (2000)	5 n.1

Steiner v. Lozyniak, 6/19/97 N.Y.L.J. at 29 (col. 3)	21

Tanzer Econ. Assocs., Inc. Profit Sharing Plan v. Universal Food Specialties, Inc., 87 Misc. 2d 167, N.Y.S.2d 472 (Sup. Ct. N.Y. C’ty 1976)	25, 27

Williams v. Bartell, 34 Misc. 2d 552, 226 N.Y.S.2d 187 (Sup. Ct. N.Y. C’ty 1962)	passim

Williams v. Geier, Civ. A. No. 8456, 1987 Del. Ch. LEXIS 436 (May 20, 1987)	10

Statutes

New York Not-for-Profit Corporation Law Section 715(a)	6

N.Y. N-PCL § 715(a)(2)	6 n.3

Regulations

CPLR 6312(b)	34

Other Authorities

White, New York Corporations, sec. 708.6	6

-iv-

PRELIMINARY STATEMENT

Plaintiffs cannot demonstrate the most basic and essential element required for the Court to take the drastic step of enjoining a seatholder vote: a valid reason why the seatholders of the New York Stock Exchange (the “NYSE”) cannot decide for themselves whether to accept or reject the proposed merger with Archipelago (the “Merger”).

It is a plain and indisputable fact that, since the announcement of the Merger, seats of the NYSE have appreciated dramatically in value. A seat on the NYSE traded for $975,000 at the beginning of this year. See Aff. ¶ 1. Since the Merger was announced, a seat has traded for $3 million, and the market today values seats, on the basis of the value the market is placing on the Merger, at more than $4 million each. See Aff. ¶ 113.

Yet the handful of seatholders who are plaintiffs in this case are asking this Court to take the decision on whether or not to accept that Merger away from the other 1,356 seatholders and to order the NYSE and Archipelago to go back to the drawing board. By their own admission, they do not oppose a deal with Archipelago, but rather believe that there should be a new deal. There is no authority or precedent for such an injunction, and it should be denied by this Court lest irreparable harm be inflicted upon the NYSE and its members. Indeed, even several of the plaintiffs here have testified that they do not support delaying the Merger vote.

As shown below, the seatholders cannot be denied a vote because plaintiffs claim that defendants breached their fiduciary duties or other illegal conduct (a claim utterly unsupported by the evidence in any event). Nor can a vote be denied even if plaintiffs claim that these breaches resulted in a transaction unfair to the NYSE seatholders (a claim the evidence likewise refutes). If plaintiffs believe the transaction to be unfair for any reason, their recourse is to vote against the Merger. Ten seatholders should not be allowed to impose their opinion on the fairness of the transaction or the process by which the NYSE Board of Directors (the “Board”) approved it upon the owners of the 1,356 other seats, even if this Court were to agree with them. New York law grants seatholders as a whole the right to determine whether or not to accept a transaction, even where breaches of fiduciary duty are alleged.

Rather, to justify enjoining a vote, plaintiffs must demonstrate that defendants have impaired the seatholders’ ability to cast a free and informed vote. If the seatholders are fully informed and are free to exercise their judgment based upon their individual assessment of their own economic interests, neither the plaintiffs nor the Court may intervene in law or equity to prevent the seatholders from exercising their right to vote. There has been and can be no showing that a vote would be anything but fully informed and free.

The NYSE has made available every material fact needed by the seatholders to cast a fully informed vote, and more. The NYSE’s voluminous disclosure includes documents describing every step of the negotiating process and the Board’s deliberations, as well as documents the Board considered and the relevant minutes of those deliberations. Indeed, the NYSE has even provided each seatholder with plaintiffs’ own complaint in this action, and has posted on its public website the depositions of the NYSE directors and management, as well as exhibits from those depositions under the control of the NYSE, its Board, its Board’s counsel or otherwise publicly available. As shown below, plaintiffs can identify no true, material fact that the NYSE has failed to reveal. Nothing has been hidden.

Particularly fatal to plaintiffs’ request for injunctive relief is their failure to identify any irreparable harm that might possibly result from allowing fully informed seatholders to vote. Plaintiffs have made clear that they do not object to “any business combination between NYSE and Archipelago,” (Pl. Br. 1) but rather believe this one “has resulted in a transfer of value from NYSE to the shareholders of Archipelago . . . that otherwise would have been retained for the NYSE.” Pl. Br. 3. But if the seatholders — not just these ten plaintiffs — believe that the Merger is unfair or a bad deal, nothing prevents them from voting down the merger. If plaintiffs believe a valid claim for overpayment exists after that vote, they can pursue an action to recover that overpayment.

The law simply does not allow plaintiffs to tie the seatholders’ hands and jeopardize this transaction for all of the seatholders simply because they want a better deal and believe — based on pure speculation, personal misgivings, and flawed expert analysis — that another transaction might be available. Neither plaintiffs nor this Court should be able to decide which transactions are good enough for the seatholders to vote upon, when the seatholders are fully capable of deciding for themselves. If plaintiffs were allowed to make such decisions for the seatholders, they would have to provide the requisite multi-billion dollar surety to protect all of the other seatholders from the damage that would occur in the likely event that the deal with Archipelago falls through following an injunction issued by this court; tellingly, plaintiffs are not willing to provide any such protection.

The law and equity cannot support an injunction here.

ARGUMENT

To obtain injunctive relief, plaintiffs bear the burden of showing: (1) a likelihood of success on the merits, (2) irreparable injury if the preliminary injunction is not granted, and (3) that the balance of the equities weighs in their favor. See Doe v. Axelrod, 73 N.Y.2d 748, 750, 532 N.E.2d 1272, 1272, 536 N.Y.S.2d 44, 45 (1988). Where the injunction would enjoin a shareholder vote, New York courts have particularly cautioned that shareholders should not be divested of their right to vote absent “extreme circumstances” that would “render . . . issuance

[of an injunction] imperatively necessary to prevent an irreparable wrong or damage.” Lyon v. Holton, 167 Misc. 585, 587, 4 N.Y.S.2d 538, 540 (Sup. Ct. N.Y. C’ty 1938), aff’d, 259 A.D. 877, 20 N.Y.S.2d 1015 (N.Y. App. Div. 1st Dep’t 1940) (emphasis added); see also Katz v. R. Hoe & Co., 99 N.Y.S.2d 899 (Sup. Ct. N.Y. C’ty 1950); Malkan v. General Transistor Corp., 27 Misc. 2d 677, 207 N.Y.S.2d 345 (Sup. Ct. Queens C’ty 1960). And courts should not “substitute an uninformed or arbitrary judgment for that of the stockholders themselves.” Lyon, 167 Misc. at 587, 4 N.Y.S.2d at 540.

I.

PLAINTIFFS’ PRELIMINARY INJUNCTION MOTION SHOULD BE DENIED

BECAUSE THE PLAINTIFFS WILL NOT SUFFER IRREPARABLE HARM

A. Plaintiffs cannot thwart a seatholder vote because they want a better deal.

Plaintiffs have made clear that what they really want — indeed, claim to be “entitled” to — is a new, better deal. Pl. Br. 1. They do not to want to stop a deal with Archipelago (Pl. Br. 1), but instead want this Court to enjoin a seatholder vote until the deal is “renegotiat[ed]” (Pl. Mot. 1). But the fact that these ten seatholders believe that the NYSE should have negotiated a better deal is not a basis to prevent the other 1,356 seatholders from exercising their right to determine for themselves whether or not the deal is fair and in their best interests.

If the seatholders are “adequately informed” and “free to exercise their judgment based upon their individual assessment of their own economic interests,” the Court “has no basis to intervene to frustrate the exercise of the shareholder franchise in law or equity.” In re IXC Communications, Inc. v. Cincinnati Bell, Inc., No. Civ. A. 17324, 1999 WL 1009174 (Del. Ch. Oct. 27, 1999) (finding that there should be no injunction where plaintiffs fail to show “that the…shareholders are either inadequately informed or are misinformed about either the terms of the merger or the process by which it came about and the vote will be a valid and independent exercise of the shareholders’ franchise”). Questions about the “fairness” of a transaction should not be used to “take the power to decide whether to proceed” with a transaction “out of the. . . stock-holders’ hands.” In re Staples, Inc. Shareholders Litigation, 792 A.2d 934, 952 (Del. Ch. 2001) (cited in Pl. Motion at 26); see also Gilmartin v. Adobe Resources Corp., No. Civ. A. 12467, 1992 WL 71510, at *8 (Del. Ch. Apr. 6, 1992) (if the vote is “fully informed, no reason exists for this Court to intervene on substantive unfairness grounds in a transaction that the preferred shareholders themselves were empowered to prevent”).1 As the court in Staples held in refusing to issue an injunction based on a substantive fairness review:

this court has been rightly reluctant to interpose its own view of the business merits, thereby precluding an opportunity for the genuine stakeholders to make their own decisions. Judicial intervention of that sort would preempt the electorate’s ability to ratify the transaction, and substitute necessarily imprecise after-the-fact fairness review for the before-the fact judgment of sophisticated investors.

Id. at 952 (internal citations omitted) (emphasis added). 2

New York law contemplates that, even where breaches of fiduciary duty or other illegality renders a transaction voidable, shareholders should still be able to decide for themselves whether or not to accept that transaction. Acts done in the corporate interest but which

[1]	See also State of Wis. Inv. Bd. v. Bartlett, Civ. A. No. 17727, 2000 Del. Ch. LEXIS 42, *32-33 (Feb. 9, 2000) (because it was unlikely that the plaintiff could show at a hearing on the merits that the board failed to provide the shareholders with all the information a reasonably prudent shareholder would find material in the total mix required in order to cast an informed vote, plaintiff would not be subject to irreparable harm if the vote goes forward as scheduled); McConnell v. Lucht, 320 F. Supp. 1162, 1166 (S.D.N.Y. 1970) (“there has been no showing of irreparable harm to plaintiffs if the meeting proceeds as scheduled, since they still can raise their claim of proxy misrepresentation upon a hearing on the merits, whereas halting the meeting will unduly and without cause interfere with the proper conduct of corporate affairs to the corporation’s injury”); Dunn v. Decca Records, 120 F. Supp. 1 (S.D.N.Y. 1954) (no irreparable harm where there was no clear showing by plaintiffs that failure to disclose was of such substance that it would influence the stockholder’s proxy vote).
[2]	The Staples court did grant a preliminary injunction until corrective disclosures were made, but on the basis of facts conspicuously absent here, including “disclosure of false information” in the proxy statement and the lack of “exigent timing considerations.” See 792 A.2d at 955-957, 961; infra Point I.B, Point III.

are, for some reason, voidable by the corporation, can be ratified by a shareholder vote. See Arnoff v. Albanese, 85 A.D.2d 3, 4 (N.Y. App. Div. 2nd Dep’t 1982); White, New York Corporations, sec. 708.6. And if the shareholders with adequate knowledge of the material facts vote to ratify a transaction, that ratification will “extinguish” claims of breach of duty of care. See In re Lukens Inc. S’holders Litig., 757 A.2d 720 (Del. Ch. 1999); In re Wheelabrator Techs., Inc. S’holders Litig., 663 A.2d 1194, 1200 (Del. Ch. 1995). Likewise, New York Not-for-Profit Corporation Law Section 715(a), cited by plaintiffs, specifically empowers the members of the corporation to authorize a transaction made with a conflicted or interested director as long as the “interests” of that director “are disclosed in good faith or are known to the members entitled to vote thereon.”3

Plaintiffs’ authorities do not support their argument that the Court should preempt the seatholder vote with a fairness analysis of its own. Levco Alternative Fund Ltd. v. Reader’s Digest Ass’n, Inc., 2002 WL 1859064 (Del. Aug. 13, 2004), is inapposite because the plaintiffs there were non-voting shareholders seeking to enjoin a recapitalization that would have damaged their equity interests “without … their consent.” Id. at *2. And in Hanson Trust PLC v. ML SCM Acquisition Inc., the court preliminarily enjoined part of a coercive tender offer that “could wrest from shareholders the power to make . . . independent ownership choice.” 781 F.2d 264, 282 (2d. Cir 1986) (emphasis added). In this case, all NYSE seatholders (including plaintiffs) are entitled to vote on the Merger, and the Court should not permit plaintiffs — who constitute less than 1% of all seatholders — to “wrest from [the seatholders] the power to make … independent ownership choices.” Id.

[3]	Specifically, N.Y. N-PCL § 715(a)(2).provides that the fact that a director has an interest in a transaction will not render it voidable if “the material facts as to such director’s or officer’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or are known to the members entitled to vote thereon, if any, and such contract or transaction is authorized by the vote of such members.”

It falls then to all of the seatholders of the NYSE, not just these ten plaintiffs, to decide whether they still want this transaction. That is so even if it is allegedly an unfair product of breaches of fiduciary duty or other illegality, so long as the seatholders are fully informed and free to vote to reject the transaction. To tie the NYSE seatholders’ hands and prevent the “consummation of their directions” would contravene shareholder democracy. See Williams v. Bartell, 226 N.Y.S.2d 187, 192 (Sup. Ct. N.Y. C’ty 1962).

B. The seatholder vote will be fully informed.

The NYSE has been entirely transparent with respect to the NYSE-Archipelago transaction and the process by which it was considered. The 300-page Proxy Statement and prospectus (“Proxy Statement”) thoroughly describes the background and terms of the Merger, as well as the NYSE’s reasons for the transaction and the issues, including potentially negative factors, considered by the Board. The Proxy Statement also attaches a copy of the Amended and Restated Agreement and Plan of Merger (and amendments thereto) and the fairness opinions of Lazard and Greenhill. See Sushon Aff. Exh. 81 (Proxy Statement).4

Furthermore, despite no obligation to do so, the NYSE attached a full copy of the plaintiffs’ Consolidated Amended Complaint to the Proxy Statement (see Sushon Aff. Exh. 81, Annex I), and included a “Legal Proceedings Relating to the Mergers” section that provides a

[4]	The Proxy Statement was prepared in full compliance with the comments of the Securities and Exchange Commission. New York courts have held that Proxy Statements prepared in full compliance with the comments of the Securities and Exchange Commission comply, at least presumptively, with the full disclosure provisions of the Securities Exchange Act. See Williams v. Bartell, 226 N.Y.S.2d 187, 192 (Sup. Ct. N.Y. C’ty 1962).

summary of all material allegations set forth in plaintiffs’ Consolidated Amended Complaint with cross-references to the portions of the Proxy Statement that contain information relevant tothose allegations. See Sushon Aff. Exh. 81 at 119-124; see also Ranger Oil Ltd. v. Petrobank Energy and Resources Ltd., 2000 WL 33115906 (S.D.N.Y. May 23, 2000) (any deficiency in disclosure has been ameliorated by the Company’s inclusion of the entire amended complaint in the disclosure document); Bragger v. Budacz, Civ. A. No. 13376, 1994 WL 698609 (Del. Ch. Dec. 7, 1994) (summarizing the allegations in the complaint and extensive quotation therefrom was sufficient disclosure of the underlying facts at issue in the complaint).

In addition to the final proxy materials, all NYSE members were sent copies of the registration statement on Form S-4 in July 2005 (the “S-4”), which included as exhibits, among other things: Lazard’s Presentation to the NYSE Board of Directors dated April 20, 2005 (see Sushon Aff. Exh. 82, Exhibit 99.5 to the S-4), the Materials of Management of the NYSE dated April 18, 2005 to the NYSE Board of Directors regarding financial considerations (see Sushon Aff. Exh. 82, Exhibit 99.10 to the S-4), and relevant portions of the minutes from NYSE Board meetings (see Sushon Aff. Exh. 82, Exhibits 99.11-15 to the S-4). Furthermore, the valuation materials created in connection with the Merger, as well as all materials considered by the Board in connection with the Merger, have been available to the NYSE members since August 11, 2005. The NYSE has even made available on its public website the deposition transcripts of its present and former officers and directors, as well as exhibits from those depositions that are under the control of the NYSE, its Board or its Board’s counsel.5

[5]	Notably, plaintiffs’ attorneys have had a list of all the NYSE members and their mailing addresses since July 1, 2005. They have been able to inform the NYSE members about any concerns they may have about the merger and have even communicated with the members about the valuation analysis, seriously flawed as it is, of their expert, Robert P. Schweihs, from Willamette Management Associates. See Sushon Aff. Exh. 71.

The seatholders already have all of the information that they might conceivably need in order to cast a fully informed vote based on the exercise of their own judgment as to their own best interests. There is no basis for frustrating the exercise of these seatholders’ informed vote.

C. The seatholders want to vote on the Merger.

Plaintiffs have moved to enjoin this vote for one reason: they have utterly failed, despite six months of trying, to persuade their fellow seatholders to join in their crusade against the Merger. Directly in response to this litigation, almost 400 other individual seatholders joined in a petition stating that “they strongly believe that a vote on the proposed merger should occur without any delay.” See Affidavit of Evan K. Farber, Esq., In Support of the NYSE Defendants’ Motion to Dismiss the Higgins and Caldwell Complaints, dated July 15, 2005 (Exhibit C). Only ten seatholders out of 1,356 have joined in this motion. Lou Ehrhard, a former plaintiff, actually dropped out of this lawsuit after publicly stating to other seatholders that “the litigants have no interest in delaying or stopping the vote to go on,” and then apparently learning of the intention of the plaintiffs’ lawyers to file this injunction motion. See Sushon Aff. Exh. 73 (Wallnbroad email from Mr. Ehrhard). And indeed, even some of the remaining plaintiffs have testified that the seatholders should not be prevented from voting on the Merger. See Sushon Aff. Exh. 72 (Joselson Tr. 20) (“definitely not” looking to prevent the other members from voting”); Sushon Aff. Exh. 83 (Mulcahy Tr. 12-13) (members should be allowed to vote on the basis of the information available today); Sushon Aff. Exh. 84 (Quinn Tr. 16, 32-33) (does not want to delay the vote). This court should not allow a small faction of seatholders to block the vote on a transaction that the overwhelming majority of the NYSE seatholders want to vote on.

D. Plaintiffs’ non-disclosure claims are without merit.

Despite their struggles to do so, plaintiffs cannot identify any material misrepresentation in the Proxy Statement or any material facts omitted but necessary to make a statement not misleading. The laundry list of alleged “non-disclosures” in plaintiffs’ brief are really just plaintiffs’ arguments as to why they believe this deal is unfair and immaterial facts that no reasonable shareholder would consider important in deciding how to vote. Neither supports a disclosure claim.

First, the law is clear that “proxy materials need not disclose legal theories or plaintiff’s characterization of the facts.” See Williams v. Geier, Civ. A. No. 8456, 1987 Del. Ch. LEXIS 436 at *13. Nor are directors required to “confess one’s corporate wrongdoing” or “draw inferences, engage in ‘self-flagellation’ or speculate as to alleged improper motives.” See, e.g., Fisher v. United Techs. Corp., Civ. A. No. 5847, 1981 Del. Ch. LEXIS 622 at *9 (Del. Ch. 1981).

Second, many of plaintiffs’ alleged non-disclosures do not concern actual statements in the Proxy Statement that are allegedly false, but rather additional purported information that plaintiffs claim should be added to the Proxy Statement — the contents of which are regulated by the SEC and federal law.6 Discrete omissions of information not coupled with any affirmative misrepresentation do not significantly alter the “total mix” of information available to seatholders. In re SunGard Data Systems, Inc. S’holders Litig., 2005 Del. Ch. LEXIS 105, at *6

[6]

It is not clear to what extent New York requires a separate duty of candor, but in any event, the defendants are aware of no New York case that would require a company to revise its disclosure in a Proxy Statement regulated by federal law. (Del. Ch. Jul. 8, 2005). There is no requirement that information “already adequately disclosed be spoon-fed to them.” State of New York v. Rachmani Corp., 71 N.Y.2d 718, 728 (N.Y. 1988)

•	Goldman’s Role

The Proxy Statement sets forth fully the role that Goldman Sachs played in the discussions concerning the transaction:

•	“[Goldman] assisted the NYSE and Archipelago in developing a joint analysis of the pro forma financial profile of the combined NYSE-Archipelago entity, held due diligence meetings to enable each company to learn more about the other company, helped perform discounted cash flow analysis of profit, revenue and cost projections developed by each company and facilitated discussions between the parties.” See Sushon Aff. Exh. 81 at 26 (Proxy Statement, “Risk Factors”).

•	“Because of these relationships [with the parties], Goldman Sachs may have interests in the mergers that are different from, or in addition to or in conflict with, those of the NYSE and Archipelago.” Id.

•	“As part of [Goldman’s] services, [Goldman] will perform certain valuation analysis, including with respect to any pro forma combined company resulting from a transaction.” See Sushon Aff. Exh. 82 (Goldman’s engagement letter, filed as Exhibit 10.4 to the Form S-4).

•	“Messrs. Thain and Putnam, other representatives of the NYSE and Archipelago and representatives of Goldman Sachs” met periodically throughout March 2005 “to review the preliminary analysis of the pro forma financial impact of a potential combination between NYSE and Archipelago, discuss business due diligence matters and discuss the principal economic terms of a possible transaction between the two companies” and, through early April 2005, “continued to discuss the principal economic terms of a possible transaction” See Sushon Aff. Exh. 81 at 61 (Proxy Statement).

Additionally, the Proxy Statement discloses that Goldman Sachs “was not hired as an independent financial advisor to either the NYSE or Archipelago with respect to the mergers,” did not “negotiate on behalf of either party with respect to the mergers” and “was not asked to provide, and did not offer, any opinion to either the NYSE or Archipelago as to the fairness of the mergers to either party.” Sushon Aff. 81 at 26 (Proxy Statement). Plaintiffs do not and can

not claim that this is not true. Rather, plaintiffs lamely argue that Goldman “acted as a financial advisor to both parties,” “participated directly in valuation,” and “participated” in negotiations. See Pl. Br. 27. But the Proxy Statement discloses in many places the facts that Goldman Sachs was engaged by both parties, that representatives of Goldman Sachs were included in many discussions on the transaction, and that they were communicating throughout with representatives of both the NYSE or Archipelago.

It is not enough for plaintiffs to say vaguely that the Proxy Statement “downplayed” Goldman Sachs’ “central role.” They have to identify material facts that have been omitted that make actual statements false or misleading, and they have not done so even after two months of extensive discovery and voluminous previous disclosures. See, e.g., In re Wheelabrator Techs., Inc. S’holders Litig., 663 A.2d 1194, 1199, 1200 (Del. Ch. 1995) (rejecting a disclosure claim, which criticized a proxy statement’s “portrayal” of facts, because plaintiffs failed “to identify any specific disclosure in the proxy statement that is contradicted by record evidence” and “[r]ather than adduce specific facts supportive of their claim, they offer only unsupported allegations and inferences”) (emphasis added). Nonetheless, plaintiffs’ Consolidated Amended Complaint has been appended to the Proxy Statement and all of the NYSE members will have the opportunity fully to consider plaintiffs’ characterization of the facts as set forth therein. See Sushon Aff. Exh. 81, Annex I (Proxy Statement). Additionally, the NYSE members can evaluate the merit of plaintiffs’ claims, or lack thereof, for themselves by reading the depositions of NYSE Board members and management, which are publicly available on the NYSE website.

•	Thain’s Alleged Conflict

There is no dispute that the Proxy Statement discloses all of the material underlying facts regarding the role Mr. Thain played in the transaction, including his former affiliations with Goldman Sachs, his significant holdings of Goldman Sachs stock which were put in a blind trust when he joined the NYSE, and the restrictions of his employment agreement with the NYSE. See Sushon Aff. Exh. 81 at 57-68, 106-107 (Proxy Statement); see also Sushon Aff. Exh. 82 (Exhibit 10.7 to the S-4). The Proxy Statement did not have to adopt plaintiffs’ characterization of these facts as a “violation” of either the NYSE constitution or his employment agreement.7 And, the NYSE members are free to consider plaintiffs’ arguments regarding Mr. Thain’s role by referring to the Consolidated Amended Complaint attached to the Proxy Statement.

•	Allegations Regarding Lazard’s “True” Role

The Proxy Statement discloses all material facts regarding Lazard’s role in the transaction (i.e., when the Board chose to engage Lazard, the Board’s considerations in doing so, the scope of Lazard’s role in the transaction and the fact that Goldman Sachs underwrote Lazard’s initial public offering). See Sushon Aff. Exh. 81 at 62, 79-90, 107 (Proxy Statement, Annex E). Plaintiffs do not identify any evidence suggesting that the statements as to why the

[7]	In fact, Mr. Thain properly discharged his fiduciary duties throughout the process. First, consistent with his contract when he joined the NYSE, Mr. Thain placed all of his Goldman Sachs stock (and other securities) into a blind trust. Hence, at the time of the transaction, Mr. Thain did not know what, if any, Goldman Sachs stock continued to be held in the blind trust. Second, Mr. Thain obtained the approval of John Reed, then chairman of the NYSE, to use Goldman Sachs as a facilitator of the transaction. Third, Mr. Thain recused himself from the decision regarding the Goldman Sachs retainer letter and the amount that would be paid to Goldman Sachs by the NYSE. Fourth, Mr. Thain disclosed his own potential conflicts and those of Goldman Sachs to the Board. And fifth, as demonstrated by the huge increase in member value and the testimony of other participants in the negotiation process, Mr. Thain skillfully and vigorously negotiated on behalf of the Exchange in the merger process, which was ultimately approved by the independent board of directors and must be passed upon by the members themselves. See Sushon Aff. ¶¶ 24-24, 49-51, 56; Sushon Aff. Exh. 81 at 59 (Proxy Statement).

Board considered and ultimately engaged Lazard are untrue. Accordingly, plaintiffs’ alleged “omission” that Goldman purportedly recommended Lazard to Mr. Thain would not make those statements misleading and is immaterial; what matters, if anything — that the Board ultimately made the decision to retain Lazard (see Sushon Aff. ¶¶ 67-71), and its reasons for doing so — is fully disclosed. See Sushon Aff. Exh. 81 at 62 (Proxy Statement). Defendants are not required to adopt plaintiffs’ arguments, nor are they required to disclose immaterial facts. And, again, the NYSE members can consider plaintiffs’ arguments by referring to the Consolidated Amended Complaint attached to the Proxy Statement.

•	Drafts of Lazard’s Fairness Opinion

It cannot be disputed that Lazard’s fairness opinion and the analysis underlying it are fully disclosed. Instead, plaintiffs vainly try to manufacture a material omission. Thus, while the disclosed Lazard fairness opinion provides that “[Lazard has] with [NYSE’s] consent assumed no effect on the value of the NYSE Consideration arising from the restrictions on transfer of the common Stock of Holdco to be received in the NYSE LLC Merger,” plaintiffs assert that the Proxy Statement also should have disclosed that a prior Lazard draft fairness opinion states that “[Lazard] has with [NYSE’s] consent not taken into account any potential adverse financial implications” of the lock-up of shares. See Sushon Aff. Exh. 81, Annex E (Lazard Fairness Opinion); Sabella Aff. Exh. 128 (Draft Fairness Opinion). But the change from draft to final is immaterial: the final, disclosed fairness opinion expressly stated that Lazard did not consider any effect on the value of the lock-up, adverse or otherwise.8 Plaintiffs also assert that the

[8]	In addition, nowhere did Lazard state that there would in fact be adverse financial implications of the lock-up of shares, nor that it even considered any potentially adverse financial implications. Indeed, the record suggests otherwise. See, e.g., Sushon Aff. Exh. 49 at 72 (lock-up provisions result in benefits that inure to the holders; affect of lock-ups on value of shares is not necessarily negative); Sushon Aff. Exh. 49 at 73 (does not believe the lock-up provisions in this transaction would be adverse to the value of the stock being received by the seatholders).

Proxy Statement fails to disclose that “Lazard considered the normal lock-up period for an IPO to be 180 days, and that the NYSE’s Board was never informed of this.” See Pl. Br. 28. This allegation, however, does not make any statement made false, and the allegation is in any event misleading: the record shows that Lazard did not view a normal lock-up period for this type of transaction to be 180 days.9

•	Alleged “Problems” Identified by PriceWaterhouseCoopers

The Proxy Statement discloses that PricewaterhouseCoopers (“PwC”) was engaged on April 14, 2005 and reported to the Board four days later, on April 18, 2005, on its review of Archipelago’s accounting practices and its financial statements and data. The minutes of that Board meeting were disclosed as an exhibit to the S-4. See Sushon Aff. Exh. 38 (Board minutes from April 18, 2005 meeting). Plaintiffs assert that the Proxy Statement is misleading because it does not specifically disclose certain issues identified by PwC in the course of its review of Archipelago’s financial reporting. See Pl. Br. 28. The PwC report, including any issue raised, have been disclosed to the NYSE seatholders on the NYSE website. The Proxy Statement did not need to discuss every single issue that may have been raised by PwC in the course of its review.10 Indeed, when questioned about PwC’s role, the directors have testified that

[9]	Again, this is plaintiffs’ characterization and, indeed, over-simplification of an email from a lower level employee from Lazard regarding certain types of initial public offerings not at issue here. See Sabella Aff. Exh 131; see also Sushon Aff. Exh. 49 at 67-68 (Parr Tr.). Lazard and the Board ultimately concluded that a longer lock-up period was necessary in this situation to adequately protect the seatholders from a potential flooding of the market following a secondary offering that would destroy the value of their shares. See Sushon Aff. Exh. 49 at 73-74 (Parr Tr.). Importantly, the merger agreement retains flexibility for the Board to shorten the lock-up period with respect to all or a portion of the shares subject to the lock-up if the Board later determines that a shorter period will adequately protect the shareholders of NYSE Group, Inc. See Sushon Aff. Exh. 81 at 135 (Proxy Statement). The fact that one employee at Lazard opined that the “standard” lock-up period in situations not applicable here is 180 days is simply immaterial and would not alter the total mix of information that a reasonable seatholder would consider important in deciding how to vote.
[10]	For example, Alice Rivlin testified that she considered the fact that Archipelago did not have an internal audit department immaterial for the purposes of determining whether this was a good deal because Archipelago did have outside auditors. See Sushon Aff. Exh. 23 at 89 (Rivlin Tr.).

PwC’s report was but one factor they considered before voting in favor of the Merger, and that they did not consider any of the issues raised by PwC to be material because the NYSE management team led by Amy Butte extensively reviewed Archipelago’s financials. See, e.g., Sushon Aff. Exh. 13 at 196 (McDonald Tr.); Sushon Aff. Exh. 23 at 94-96 (Rivlin Tr.); Sushon Aff. Exh. 12 at 97 (Carter Tr.).

•	Board of Directors’ Process

The Proxy Statement discloses in abundance the steps taken by the Board in considering the transaction. Even beyond a step-by-step description of the Board’s process, the S-4 also attached written presentations considered by the Board and Board minutes for key meetings at which the transaction was addressed. See Sushon Aff. Exh. 81 at 57-73 (Proxy Statement). In addition, the NYSE members are free to consider all of plaintiffs’ allegations regarding the Board process contained in the Consolidated Amended Complaint, as well as all of the deposition transcripts of the NYSE Board members, which have been posted on the NYSE website.

Aside from vaguely asserting that the Proxy Statement failed to disclose the “errors and omissions” by the Board, plaintiffs cannot identify any material facts about the process that needed to be disclosed but were not. Thus:

•	Although plaintiffs claim as an omission that the Board “readily accepted Lazard’s flawed and limited analysis,” they cannot dispute that the Proxy Statement discloses the Board’s consideration of the Lazard analysis and the analysis itself. Plaintiffs’ assertion that the analysis was “flawed” or “limited” or too “readily” accepted does not require a disclosure absent any assertion of evidence on their part that one of the defendants believed that to be true. The evidence demonstrates that this is not the case. See, e.g., Sushon Aff. Exh. 2 at 130-31 (Shapiro Tr.); see also Sushon Aff. ¶¶ 87-96.

•	There is no requirement to disclose, as plaintiffs suggest [Pl. Br. 29], that the Board did not interview or “investigate” Jerry Putnam or Nelson Chai before approving the Merger. The Proxy Statement nowhere suggests that they were interviewed or investigated, and it need not and indeed could not affirmatively catalog everything the Board did not do. These facts are simply immaterial.

•	The plaintiffs’ claim that the Proxy Statement fails to “appropriately explain the Board’s many misgivings about the [transaction]” is belied by the 15 bullet points of “potentially negative factors associated with the merger” considered by the Board before they approved the merger. See Sushon Aff. Exh. 81 at 72-73 (Proxy Statement).[11]

•	Finally, plaintiffs assert that “no disclosure or analysis is made about certain Directors’ questions about the necessity (apart from the performance and potential) of the PCX platform.” See Pl. Br. 30. Plaintiffs provide no explanation as to how questions about the “necessity” of the PCX platform are different from questions as to its “performance and potential.” And if there were some marginal difference, no seatholder, knowing that the directors questioned the “performance and potential” of the PCX platform, would gain any further insight by a disclosure that the directors also questioned its “necessity.”

•	Plaintiffs’ Criticisms of Valuation and Purchase Price

Although the evidence will show that plaintiffs are manifestly wrong, a number of plaintiffs’ alleged “omissions” merely reiterate plaintiffs’ arguments as to why the valuation of the Merger was flawed or the Merger consideration was unfair. Thus, plaintiffs claim that the Proxy Statement omitted:

•	That the valuations and corresponding purchase price of the deal are “manifestly unfair” (Pl. Br. 29);

•	That Lazard’s analysis “is seriously flawed” and the earnings multiple of for-profit exchanges used in the analysis was inappropriate (Pl. Br. 29-30);

•	That there was a risk of “potential effects of possible customer defections on Archipelago” (Pl. Br. 30 (emphasis added));[12]

[11]	Moreover, the written questions and concerns posed by the Board members to management before voting on the merger have been publicly available on the NYSE’s website since August 11, 2005. See Sushon Aff. Exh. 46 (Herb Allison’s questions).
[12]	The Proxy Statement does in fact discuss as a Risk Factor the potential adverse effect of competition for customers. See Sushon Aff. Exh. 81 at 30-33 (Proxy Statement).

•	An adequate explanation “why Archipelago’s 570 million daily share volume, as opposed to the NYSE’s 1.6 billion daily share volume, is worth $2 billion while the NYSE transaction business is valued at $500-$750 million (and the NYSE receives the listing fees that Archipelago does not)” (Pl. Br. 31);

•	An “appropriate explanation” for Archipelago’s “failure to meet a number of key projections” (Pl. Br. 30)[13]; and

•	A “quantifi[cation]” or “factor[ing]” into the valuation analysis of the potential negative impact of Reg. NMS on the value of Archipelago (Pl. Br. 31).[14]

These alleged “omissions” are merely plaintiffs’ arguments and opinions, not material facts that needed to be disclosed to make a statement in the Proxy Statement not misleading. Defendants have released all of the material facts and estimates underlying the valuation, including estimates of trade volume and projections, and the issues and risks related to valuation that the Board considered. See Sushon Aff. Exh. 81 at 77-78 (Proxy Statement). Furthermore, Archipelago has disclosed its results for the first three quarters of 2005. The NYSE seatholders can consider plaintiffs’ arguments with respect to valuation by reading plaintiffs’ Consolidated Amended Complaint. And to the extent the alleged “omissions” call for speculation, they would be improper to include in the Proxy Statement even if the defendants shared plaintiffs’ opinions, which they do not.

[13]	Plaintiffs also allege that there is no disclosure that “Goldman knew about Archipelago’s disappointing performance . . . for 1Q2005 before announcing the deal.” Pl. Br. 30. Not only does the Board have no obligation to disclose Goldman’s independent knowledge, plaintiffs present no evidence of such knowledge. In ¶ 92 of Plaintiff’s Affirmation, which they cite as the factual basis of this claim, there is no allegation related to any Goldman knowledge of Archipelago’s performance.
[14]	The Proxy Statement does in fact discuss the potential adverse effects of Regulation NMS. See Sushon Aff. Exh. 81 at 33-34 (Proxy Statement).

•	Valuations Considered by Board

Plaintiffs assert that the Proxy Statement is misleading because it does not disclose the “market value of the Manhattan real estate the NYSE owns” or “information sufficient to permit a determination whether Lazard took that real estate’s value into account in opining on fairness.” See Pl. Br. 29. But the market value of the real estate is not material to a valuation of the NYSE as a going concern. The NYSE is not liquidating its assets or selling its real estate at Wall and Broad for cash at fair market value. Accordingly, defendants are not required to disclose the market value of this real estate.15 See Sushon Aff. Exh. 32 at 189 (Brown Tr.).

•	The Approach by Bain Capital/Blackstone Group/Texas Pacific Group

Plaintiffs allege that the Proxy Statement “misleadingly describes the ‘approach’ of Bain Capital, Blackstone Group and Texas Pacific Group to the NYSE.” See Pl. Br. 31.16 Although plaintiffs’ characterize this approach as a “potential Superior Offer,” the record clearly shows that it was not. See Sushon Aff. ¶¶ 110-112. Mr. Chu from the Blackstone Group testified that the investor presentation was “hypothetical” and “practically worthless.” See Sushon Aff. 56 at 60 (Chu Tr.). No offer was made, nor was any price discussed. Id. at 61-62, 90.17 Nonetheless, the Proxy Statement thoroughly describes all material aspects of the approach, including that the investor group inquired if the NYSE would be interested in engaging in a potential

[15]	For example, in Citron v. E.I. Du Pont de Nemours & Co., 584 A.2d 490 (Del. Ch. 1990), the plaintiffs argued that defendants should have disclosed that a facility that was carried on the company’s balance sheet at book value (approximately $ 635,000), had been appraised at $5 million. The court in that case held that the plaintiffs’ disclosure argument incorrectly assumed that the facility was a surplus asset, unnecessary to the Company’s business, that could have been sold for cash at fair market value. In fact, the facility was not a surplus asset, but was “an integral part of the educational and public relations side of the Company’s business.”
[16]	Assuming that plaintiffs’ use of quotation marks is meant to suggest that the word “approach” is somehow misleading, revealingly, the plaintiffs adopt the exact same characterization of the situation in their Affirmation. See Sabella Aff. ¶ 89 at 31 (“Thain was approached by a group. . .”).
[17]	Moreover, courts have repeatedly held that alternative transactions and speculative merger offers are not material until a firm offer is made. See, e.g., Krim v. ProNet, Inc., 744 A. 2d 523, 528-529 (Del. Ch. 1999) (dismissing a duty of candor claim, in the context of a proxy seeking shareholder approval of a merger, even though alternative merger discussions may not have been disclosed) citing Bershad v. Curtiss- Wright Corp., 535 A.2d 840 (Del. 1985) (merger negotiations are “immaterial… until the firms have agreed on the price and structure of the transaction”). In this case, the defendants have gone beyond their disclosure obligations by informing the seatholders of the investor group’s approach, even though no alternative “price and structure” existed or was even proposed.

transaction, but that it did not make an offer or provide a price. See Sushon Aff. Exh. 81 at 67 (Proxy Statement). Moreover, the NYSE members are free to consider plaintiffs’ arguments on this topic, although they are belied by the evidence, in the Consolidated Amended Complaint.

E. Money damages can provide an adequate remedy for the alleged harms.

Far from demonstrating any irreparable harm to the seatholders that would arise from allowing them to vote, plaintiffs have made clear over and over again that the only harm they claim at all is monetary. The crux of the Consolidated Amended Complaint is that the proposed Merger “undervalues NYSE and deprives the NYSE seatholders of the full value of their holdings.” Consolidated Amended Complaint ¶ 2. Immediately upon filing the lawsuit, one of the plaintiffs’ attorneys admitted to the press that “his client was not interested in blocking the merger — just getting a better deal.” See Sushon Aff. Exh. 76 (Jay Eisenhofer statement to the New York Times). Even some of the named plaintiffs have conceded that the alleged harm they will suffer has a monetary value. See e.g., Sushon Aff. Exh. 72 at 72 (Joselson Tr.) (only harm resulting from the “unfair” merger is the loss of “money value”); Sushon Aff. Exh. 85 at 88 (Caldwell Tr.) (all of the harms that he alleges will occur if the deal closes “involve monetary harms” to the value of his seat); Sushon Aff. Exh. 86 at 46 (DeCicco Tr.) (harm suffered if deal goes through is monetary).18 And, plaintiffs’ brief on this motion asserts that the result of the alleged breaches of fiduciary duty has been “a transfer of value from the NYSE to the shareholders of Archipelago.” Pl. Br. 3.

[18]	See also Sushon Aff. Exh. 87 at 105-106 (Dill Tr.) (does not want the court to prevent the merger, even as currently proposed, from taking place); Sushon Aff. Exh. 83 at 49 (Mulcahy Tr. 49) (doesn’t disagree with the merger, only the terms); Sushon Aff. Exh. 84 at 53 (Quinn Tr.) (purpose of injunction is to “redo the negotiation of the merger”); Sushon Aff. Exh. 88 at 31-32 (Saradakis Tr.) (same).

It is well settled under New York law that alleged injuries compensable by a monetary award cannot constitute irreparable harm. See Haulage Enters. Corp. v. Hempstead Resources Recovery Corp., 74 A.D.2d 863, 864, 426 N.Y.S.2d 52, 54 (App. Div. 2d Dep’t 1980); SportsChannel Am. Assocs. v. National Hockey League, 186 A.D.2d 417, 418, 589 N.Y.S.2d 2, 3 (App. Div. 1st Dep’t 1992). Accordingly, New York courts have refused to enjoin mergers “where money damages can provide adequate remedy.” Steiner v. Lozyniak, 6/19/97 N.Y.L.J. at 29 (col. 3); Starrett Acquisition, Inc. v. Starrett Corp., 174 Misc. 2d 808, 664 N.Y.S.2d 1020 (Sup. Ct. N.Y. C’ty 1997); Williams v. Bartell, 34 Misc. 2d 552, 555, 226 N.Y.S.2d 187, 192 (Sup. Ct. N.Y. C’ty 1962); see also Minzer v. Keegan, 1997 U.S. Dist. LEXIS 16445, at *17 (E.D.N.Y. Sept. 22, 1997), aff’d, 218 F.3d 144 (2d Cir. 2000) (no irreparable harm where plaintiffs “simply wish to increase the amount of money they will receive” as merger consideration).

Tellingly, plaintiffs have not even attempted to prove, as they must, that money damages would not adequately compensate them should the court later determine that they were entitled to relief. Indeed, while plaintiffs argue in conclusory fashion that they will be irreparably harmed if there is not a separate vote on the equity compensation plan for NYSE employees, they also put a price tag on the so-called “irreparable harm” that they claim they would suffer — $61 million. See Pl. Br. 33; see also Section IV, infra. There is simply no reason why this Court should grant injunctive relief that would have a devastating impact on the NYSE seatholders, the NYSE, and the public generally, when plaintiffs themselves have already quantified the amount of damages that they would allegedly suffer should the vote be permitted to proceed as scheduled. See Coinmach Corp. v. Fordham Hill Owners Corp., 3 A.D.3d 312, 315 (App. Div. 3rd Dep’t 2004) (where damages can be ascertained there is no irreparable harm); Carter v. Ferguson, 12 N.Y.S. 580 (Sup. Ct. N.Y. C’ty 1890) (same).

Accordingly, this Court should permit the NYSE seatholders to vote on the Merger because the alleged harm to plaintiffs, if any, would be entirely remediable by an award of money damages.

II.

PLAINTIFFS’ PRELIMINARY INJUNCTION MOTION SHOULD BE DENIED

BECAUSE THEY ARE NOT LIKELY TO SUCCEED ON THE MERITS

Plaintiffs cannot demonstrate a likelihood of success on the merits of any of their claims against either the NYSE or Mr. Thain, and, in particular, cannot demonstrate facts that overcome the presumption that the NYSE directors acted in good faith and in the reasonable exercise of their business judgment.

A. The Court should not reach entire fairness.

Plaintiffs hinge their entire preliminary injunction motion on the “entire fairness” standard, but that standard is not relevant to this case. As the Director Defendants’ Brief demonstrates, the Board’s actions that plaintiffs attack are presumptively protected by the business-judgment rule. An entire fairness review would be reached only if the plaintiffs met their burden of proving that the directors’ actions are not entitled to the protection of the business judgment rule, and plaintiffs do not even try to do so. See The NYSE Independent Directors’ Pre-Hearing Brief in Opposition to Plaintiffs’ Motion for a Preliminary Injunction.

B. The Merger is entirely fair to NYSE seatholders.

“Fair is foul and foul is fair” — plaintiffs’ motion turns the concept of fairness on its head by crying foul over an arm’s-length transaction that scores a strategic coup for the NYSE while at the same time greatly increasing the value of NYSE seats. The Merger is much more than “fair” for NYSE seatholders. It is a home run — which explains why it appears that the great majority of seatholders are anxious to exercise their voting rights to approve it.

As shown above, this Court should never reach the entire fairness test. Moreover, a court is not warranted in preventing informed seatholders from voting even under an entire fairness standard of care. See supra, Point I.A. But if for some reason it does, it should conclude that plaintiffs cannot begin to demonstrate a likelihood of success on the merits. Entire fairness requires a judicial determination of “whether the transaction viewed as a whole, was ‘fair’ to all concerned,” and contains two “principal components”: fair dealing and fair price. See Alpert v. 28 Williams St. Corp., 63 N.Y.2d 557, 569 (1984); see also Emerald Partners v. Berlin, 2003 WL 21003437, at *22 (Del. Ch. Apr. 28, 2003). The evidence will show that the Merger is the product of fair dealing that resulted in terms that are eminently fair to the NYSE’s seatholders and, indeed, has tripled the value of the NYSE seats.

In summarizing the element of fair dealing, the New York Court of Appeals stated: “Basically, the courts must look for complete and candid disclosure of all material facts and circumstances of the proposed merger.” As shown above, the NYSE has gone above and beyond the call of duty in providing seatholders with “complete and candid disclosure.” See supra, Point I.D.

Moreover, in arm’s-length negotiations with Archipelago CEO Jerry Putnam, John Thain drove a hard bargain, especially in reaching agreement on a 70/30 split. Archipelago proposed a 60/40 split, and its board and advisors strongly believed that Archipelago should receive more than 30%. Archipelago ultimately decided to compromise and accept only 30%, but it would not then — and there is no evidence that it will now — accept anything less. See, e.g., Sushon Aff. Exh. 70 at 36, 99-101, 120-21, 130-32, 165-72 (Putnam Tr.); Sushon Aff. Exh. 22 at 76, 109-11, 263 (Chai Tr.); Sushon Aff. 89 at 58-59 (Liu Tr.).

Even though 70/30 was the best the NYSE could obtain, plaintiffs claim it is not enough. Yet New York law does not define fair price as some supposed ideal price, but rather requires only that the transaction price be “reasonably related to the value that might be set by an appraisal proceeding.” Alpert, 63 N.Y.2d at 561. There can be no serious question that the reasonable relation test is satisfied here.

According to plaintiffs, the “problem” here is that Archipelago shareholders are receiving too much because of the rise in Archipelago’s stock price following the announcement of the merger, resulting in too high a “premium” for Archipelago shareholders. But plaintiffs misunderstand the meaning of premium. The NYSE Board agreed to a 70/30 split where both companies would share the upside and downside risk from the moment the deal was announced. As plaintiffs’ expert witness has freely admitted, Archipelago stock no longer trades as a stand-alone company, but rather based on market expectations of the post-Merger NYSE Group. Along with the increase in the value of NYSE seat prices since the beginning of the year, the rise of Archipelago’s stock price both validates the Merger and directly benefits NYSE seatholders. NYSE seatholders currently could expect to receive over four million dollars for each NYSE seat — rendering the deal, if anything, more fair than the NYSE contemplated at the time of the Merger agreement.

III.

PLAINTIFFS’ PRELIMINARY INJUNCTION MOTION

SHOULD BE DENIED BECAUSE THE BALANCE OF

EQUITIES TIPS DECIDEDLY IN DEFENDANTS’ FAVOR

The “balancing of the equities” requires the court to look to the relative prejudice to each party accruing from a grant or a denial of the requested relief. Here, the balance of equities undeniably tips in favor of a denial of plaintiffs’ attempt to halt the merger process. See Tanzer Econ. Assocs., Inc. Profit Sharing Plan v. Universal Food Specialties, Inc., 87 Misc. 2d 167, 183-84, 383 N.Y.S.2d 472, 484 (Sup. Ct. N.Y. C’ty 1976).

First, if this Court enjoins the defendants from taking any further steps to carry out the Merger unless and until its terms are revised, there is a significant likelihood that this deal will not only be delayed, but will fall apart entirely. Subject to certain conditions, Archipelago is free to walk away if the deal does not close by the time the Merger Agreement expires, which could be as early as February 1, 2006. See Sushon Aff. Exh. 81 at A-53 (Proxy Statement — Revised Merger Agreement, Article IX, Section 9.2). Plaintiffs have essentially asked the Court to halt the merger process and force the parties to renegotiate their transaction within the next 30 days. Putting aside the fact that there is simply no legal support for plaintiffs’ requested relief, there is no basis for believing that Archipelago will choose to re-negotiate the deal and accept less than 30% rather than terminate the Merger. Indeed, the deposition testimony of Archipelago’s chief executive officer demonstrates that a re-negotiation of the terms to plaintiffs’ satisfaction is simply unrealistic and impossible. See, e.g., Sushon Aff. Exh. 70 at 115, 261 (Putnam Tr.). The fact is that Archipelago has other options. If the Court orders an injunction, Archipelago may very well abandon the deal and choose to find an alternative strategic partner.

In the event that this Court prevents this transaction from being consummated, there will also be an undeniable effect on the NYSE seat prices: the value of NYSE seats is likely to drop from post-announcement all-time highs to pre-announcement all-time lows, and the seatholders will have little, if any, hope to recapture that value in the future. Plaintiffs’ argument that the NYSE could pursue strategic alternative partners is fanciful. As the evidence demonstrates, NYSE management and the NYSE Board of Directors considered strategic alternatives before the NYSE pursued the Archipelago transaction; the Archipelago deal offers the best opportunity for the NYSE. See Sushon Aff. ¶¶ 37-44. Similarly, despite plaintiffs’ hopeful spin, there have been no alternative offers since the deal was announced over 6 months ago. See Sushon Aff. ¶¶ 110-112. Simply put, there is no Plan B.

Indeed, even Plaintiff Higgins admits that he has no alternative plan to propose to the membership should Archipelago walk away from this deal. When asked about alternatives in the event of an injunction preventing a deal with Archipelago, Higgins testified that he “will” have a plan, was “working on” something by himself, without the assistance of outside advisors, but did not yet “have it finished.” Sushon Aff. Exh. 16 at 236-37 (Higgins Tr.). The court should not prevent the NYSE seatholders from being permitted to vote on a transaction that is undeniably beneficial to them merely because one plaintiff claims he is “working on” an unidentified and untested alternative.

Second, approval of this Merger requires a two-thirds supermajority vote by the seatholders. It is manifestly inequitable to permit 10 seatholders to prevent the other 1,356 seatholders from voting on the proposed transaction. The seatholders are entitled to make up their own minds about this proposed transaction. In fact, close to 400 seatholders have even gone so far as to sign a petition opposing any attempt by plaintiffs to enjoin the seatholder vote on the Merger. See Affidavit of Evan K. Farber, Esq., In Support of the NYSE Defendants’ Motion to Dismiss the Higgins and Caldwell Complaints, dated July 15, 2005 (Exhibit C). Without ample justification and a clear showing of necessity, equity will not be the handmaiden of obstruction. Kimeldorf v. First Union Real Estate Equity and Mortgage Investments, 309 A.D.2d 151, 764 N.Y.S.2d 73 (1st Dep’t 2003) (granting appeal from preliminary injunction — plaintiff provided no basis to conclude that any harm he might sustain as a result of dissolving the injunction would warrant the considerable intrusion by the courts upon the prerogatives of management and the subversion of the will of the common shareholders that the continuation of the preliminary injunction would entail); Tanzer, 87 Misc. 2d 167, 383 N.Y.S.2d 472 (Sup. Ct. N.Y. C’ty 1976) (enjoining the shareholder vote “would permit a tiny minority, without an adequate factual showing, to delay matters involving millions of dollars until they have been satisfied”).19

Third, the record demonstrates that not even the plaintiffs or their attorneys really want to enjoin this deal.

•	Just three weeks ago, one of the named plaintiffs, Lou Erhard informed his fellow seatholders: “we are not trying to delay the vote – not at all.” Sushon Aff. Exh. 73 (Higgins Exh. 29). Mr. Erhard has since dropped his name from this litigation.

•	Three of the other named plaintiffs testified unambiguously upon deposition that they do not want to prevent their fellow seatholders from voting on the proposed Merger based on the information currently available to seatholders. See Sushon Aff. Exh. 72 at 19 (Joselson Tr.); Sushon Aff. Exh. 83 at 12-13 (Mulcahy Tr.); Sushon Aff. Exh. 84 at 16 (Quinn Tr.).

[19]	See also Williams v. Bartell, 226 N.Y.S.2d 187, 192 (Sup. Ct. N.Y. C’ty 1962) (“To tie the stockholders’ hands, to prevent the consummation of their directions as contained in the proxies and summarily to halt the meeting, would cause greater damage to the defendant corporations than any harm that might result to the plaintiffs”); In re Toys “R” Us, Inc. S’holder Litig., 877 A.2d 975 (Del. Ch. 2005) (“[T]he vote of the stockholders, if affirmative, may well be a fully informed one that will have ratification effect, foreclosing as a practical matter, all claims of breach of fiduciary duty about the process leading to the merger. To issue an injunction preventing stockholders from choosing for themselves in the present circumstances poses more potential to do them harm—through, among other things, delay of their receipt of the merger consideration — than good. I refuse the plaintiffs’ invitation to bring about this peril by judicial order.”).

•	One of plaintiffs’ attorneys, Stephen Lowey, explained (as reflected in the minutes of a meeting of a group of seatholders): “the litigation was instituted to gain negotiating power by reaching settlement discussions with the management of the NYSE. In [Mr Lowey’s] view, the litigation would not in any way prevent, hinder or delay conclusion of the merger between the NYSE and Archipelago.” See Exhibit 77. This position has been confirmed by the named plaintiffs themselves upon deposition. See, e.g., Sushon Aff. Exh. 85 at 56-58 (Caldwell Tr.); Sushon Aff. Exh. 16 at 25-26 (Higgins Tr.); Sushon Aff. Exh. 86 at 38 (DeCicco Tr.); Sushon Aff. Exh. 87 at 105-06 (Dill Tr.).

•	The remaining plaintiffs may believe that they are trapped into continuing this litigation. Lead plaintiff William Higgins has testified that he could not drop this lawsuit even if he wanted to because of the terms of his engagement letter with his lawyers — a letter that the plaintiffs and their lawyers have kept secret from the other seatholders, notwithstanding requests to see it. See Sushon Aff. Exh. 16 at 210-12 (Higgins Tr.).[20]

Fourth, the ramifications of derailing a deal with Archipelago extend well beyond causing injury to the NYSE seatholders. As the record shows, without changes, the NYSE is in a vulnerable position. See Sushon Aff. ¶¶ 1, 37-44. Globally, equity securities markets have undergone massive consolidation; virtually all exchanges in Europe have demutualized, as have the Chicago futures exchanges, the CBOE, the Toronto Stock Exchange and Nasdaq. The Archipelago transaction provided an ideal opportunity for the NYSE to change its business to compete more effectively in changing times. Without the deal, the NYSE would have to play catch-up ball in its effort to compete in new products and markets, while its competitors most assuredly would not sit still.

[20]	Plaintiffs have testified that, under the terms of their attorneys’ engagement, they would not have to pay any litigation expenses should plaintiffs recover nothing in the lawsuit, notwithstanding that the New York Code of Professional Responsibility is clear that while attorneys may advance such expenses, the client must remain ultimately liable for them. See, e.g., Sushon Aff. Exh. 16 at 70-73 (Higgins Tr.); Sushon Aff. Exh. 6 at 53-55 (DeCicco Tr.); see also EC 5-8; DR 5-103. Plaintiffs have also testified that they agreed to support a payment to their lawyers of up to 25% of any “benefit” obtained by this lawsuit, a payment that would be borne by the NYSE and, thus, the seatholders. See, e.g., Sushon Aff. Exh. 16 at 73-80 (Higgins Tr.); Sushon Aff. Exh. 83 at 34-38 (Mulcahy Tr.); Sushon Aff. Exh. 6 at 48-53 (DeCicco Tr.).

From a public interest perspective, the equities compellingly favor allowing the NYSE seatholders to vote on their own future without interference or delay. On the one hand, plaintiffs (all ten of them) say this deal — already extremely rich for NYSE seatholders — should be marginally even richer, and that they should impose that view on the remaining 1356 seatholders who want to vote. On the other hand, the NYSE is seeking to proceed with a merger it (not just the Board but the requisite two-thirds majority of its seatholders) deems necessary strategically to maintain its preeminence and to position itself as a global competitor in the Internet Age. Unnecessary interference with that strategy — including delay — would not just harm the members of the exchange and the value of their seats; members and nonmembers who earn their livelihood at the NYSE, and there are approximately 1500 of them, would also be hurt if the NYSE is less able to compete. Indeed, there is the potential here that impairing the strategic aims of the NYSE could hurt the financial services industry in this city and, indeed, members of the public who directly and indirectly depend on it.

Fifth, even if an injunction results only in delaying the consummation of the transaction, such a delay will cause substantial prejudice to defendants, the NYSE seatholders, and the NYSE customers. Delaying the transaction necessarily delays the start of building the synergies and relationships between the NYSE and Archipelago that will be critical to the combined companies’ future viability and success. The exchange market is a highly competitive and rapidly evolving market. If the NYSE and Archipelago have their hands tied by this court, their rivals will certainly be able to gain a competitive edge by capitalizing on the delay and uncertainty caused by an injunction.

Sixth, plaintiffs unjustifiably delayed seeking preliminary injunctive relief for over six months. The transaction was announced on April 20, 2005 and this action was filed in

May 2005, yet plaintiffs waited until November 2005 — a month before the scheduled seatholder vote — to request preliminary injunctive relief. Plaintiffs repeatedly refused to file a motion for a preliminary injunction, claiming that they needed to see the final Proxy Statement before deciding whether to seek an injunction. However, plaintiffs’ memorandum of law in support of their motion for a preliminary injunction essentially contains nothing more than the allegations found in the amended complaint that was filed in September — there is simply no reason why plaintiffs could not have sought an injunction at that time, when the litigation was already four months old. Such laches weighs heavily against the dilatory party. See Starrett Acquisition, Inc. v. Starrett Corp., 174 Misc. 2d 808, 811, 664 N.Y.S.2d 1020, 1021 (Sup. Ct. N.Y. C’ty 1997) (balance of equities weighs in defendant’s favor where plaintiff delayed moving for an injunction “until the last day to interfere with the . . . deal, even though the facts were known to plaintiff in ample time for this to be litigated in the proper course”); Kahn v. MSB Bancorp, Inc., 1995 WL 1791092, at *1 (Del. Ch. Dec. 6, 1995 (“[a] party seeking preliminary relief must move as promptly as possible to prevent the passage of time from increasing the risk of injury to the opposing party and from depriving the court of an opportunity to make a more informed judgment”).

Seventh, where the party seeking to enjoin a transaction is unable or unwilling to post a bond in an amount sufficient to cover the enjoined party’s potential losses from an injunction, the balance of equities weighs in favor of the latter party. See Kahn, 1995 WL 1791092, at *1 (balance of equities tips in defendants’ favor because “[p]laintiffs are not prepared to post the substantial bond that would be required to compensate defendants for their likely losses if they ultimately prevail.”). That certainly appears to be the case here. Two plaintiffs have even testified that they are not prepared to post a bond in any amount, let alone an amount sufficient to cover the potential losses caused by an injunction. See Sushon Aff. Exh. 88 at 107 (Saridakis Tr.); Sushon Aff. Exh. 16 at 17-18 (Higgins Tr.).

Against all the considerable risks and potential harms that an injunction would pose for defendants, plaintiffs can offer almost nothing in counterweight. If an injunction is not ordered and the seatholders are allowed to vote on the transaction and the transaction is then permitted to close, plaintiffs will remain entitled to pursue the full value of their claims at trial. As set forth above, the alleged harm to plaintiffs, if any, is entirely remediable by means of money damages, further tipping the balance of equities in defendants’ favor. See, e.g., Haulage Enters. Corp.,74 A.D.2d at 864, 426 N.Y.S.2d at 54; SportsChannel Am. Assocs., 186 A.D.2d at 418, 589 N.Y.S.2d at 3; Starrett, 174 Misc. 2d 808, 664 N.Y.S.2d 1020 (Sup. N.Y. C’ty 1997), Kimeldorf, 309 A.D.2d 151, 764 N.Y.S.2d 73 (1st Dep’t 2003); Williams v. Bartell, 226 N.Y.S.2d 187, 192 (Sup. Ct. N.Y. C’ty 1962).

Plaintiffs will not be entitled to recover anything, under any circumstances, before a final judgment, and that moment of final judgment will not be delayed by denying an injunction. There is no inequity in requiring plaintiffs to wait for a judgment rather than immediately inflicting injury on defendants and the NYSE seatholders, especially where plaintiffs will suffer not a jot of harm by the Court’s refusal to impose extraordinary provisional relief. Conversely, requiring defendants to halt a long-planned transaction and to miss a historic business opportunity, so that ten seatholders can prevent the remaining 1,356 seatholders from voting on the Merger, is inequitable in the extreme, and unprecedented to boot.

IV.

THE INJUNCTIVE RELIEF

SOUGHT IS INAPPROPRIATE

Plaintiffs’ inappropriate and, indeed, highly unusual demands for injunctive relief only serve to confirm that no injunctive relief is warranted. Plaintiffs are requesting this court to enjoin a fully informed seatholder vote until (1) the NYSE Board obtains a new fairness opinion from “a new, independent financial advisor” selected by the NYSE Board; (2) the independent members of the NYSE Board conduct “an independent renegotiation or review of the terms” of the Merger; (3) John Thain recuses himself from all aspects of the renegotiation of the terms of the Proposed Merger; and (4) a separate vote is held with respect to the equity compensation plan for NYSE employees. None of this relief is narrowly tailored towards a goal of a fully informed, free seatholder vote; it is calculated to get a new deal. Plaintiffs cite no authority for such an injunction, nor any case in which a remotely comparable injunction was entered.

Plaintiffs seem to ignore the fact that there are two parties to this transaction. Neither plaintiffs nor this Court can force Archipelago to “renegotiate” the terms of the Merger. A deal is a deal. If this Court enjoins the seatholder vote, there is a high likelihood that Archipelago will simply walk away. As discussed above in Section III, supra, this would be devastating for the NYSE seatholders, the NYSE, and the public generally.

Additionally, the NYSE defendants cannot be required to hire a new financial advisor to provide a new fairness opinion when they have disclosed all material facts that plaintiffs claim call Lazard’s fairness opinion or its independence into question. See Behrens v. United

Investors Management Co., 1993 WL 400209 (Del. Ch. Oct. 1, 1993).21 Full disclosure of material facts does not require the NYSE Board to, in effect, do everything over again with a new investment bank. In fact, there is no legal requirement that a Board consult outside advisors, so long as the Board has adequate information to make an informed judgment. Chesapeake Corp. v. Shore, 771 A.2d 293 (Del. Ch. 2000). And, plaintiffs have not even demonstrated that a suffi-ciently reputable investment bank exists that would qualify under their definition of “independence” from the NYSE, Archipelago and Goldman Sachs. Plaintiffs’ demand for a new fairness opinion only further illustrates that all plaintiffs really seek to do is substitute their judgment for the judgment of the NYSE and the seatholders, and it is inappropriate for them to do so.

Further, plaintiffs’ argument that the NYSE should be enjoined from proceeding with its equity compensation plan unless and until provision is made for separate voting on the Merger and the new equity compensation plan is without merit. The equity compensation plan for employees of the NYSE is one of the many interrelated issues contemplated by the Merger for the seatholders to consider when considering the proposed transaction as a whole. There is simply no requirement that the equity compensation plan be separately submitted to the NYSE members for a vote. Indeed, plaintiffs even admit that there is no requirement under New York’s Not-for-Profit Corporation Law, which indisputably controls here, that the equity compensation plan be put to a separate vote. See Pl. Br. 32. Thus, plaintiffs’ claim for injunctive relief falls under its own weight in this respect.

[21]	Notably, Plaintiffs do not really contend that Lazard’s fairness opinion lacked a reasonable basis at the time it was made, or that it was made without a genuine belief in its accuracy. Instead, they argue that the fairness opinion should be revised because Archipelago’s stock price has jumped since the announcement of the Merger (an indication that the market has validated the transaction) and because Archipelago missed some of its projections in Q2 and Q3. Both of these facts are available to the NYSE members. Not only is the information publicly available, but the Proxy Statement specifically discloses Archipelago’s closing market price per share as of November 2, 2005 (the latest practicable trading date prior to the date of this document) and the “Implied Equivalent Value of NYSE Membership” as of that date. See Sushon Aff. Exh. 81 at 22 (Proxy Statement). Moreover, the Proxy Statement is clear that Lazard’s fairness opinion is based on information that existed on or prior to April 20, 2005 and does not take into account subsequent developments. See e.g. Sushon Aff. Exh. 81 at 81. Seatholders can, and should, decide for themselves whether the deal remains a fair one in light of these facts.

Plaintiffs have provided no legal or equitable basis upon which this Court should grant the relief they are seeking. Their demands for injunctive relief should therefore be denied.

V.

THE CPLR REQUIRES PLAINTIFFS

TO POST A SUFFICIENT UNDERTAKING

If plaintiffs are to enjoin the seatholders from exercising their voting rights and risk the transaction and its benefits in the process, they must post an undertaking to protect the other seatholders and the NYSE from harm. An appropriate undertaking on a preliminary injunction is mandatory. See CPLR 6312(b) (“[T]he plaintiff shall give an undertaking in an amount to be fixed by the court”) (emphasis added); Scotto v. Mei, 219 A.D.2d 181, 185, 642 N.Y.S.2d 863, 866 (App. Div. 1st Dep’t 1996) (finding error in grant of preliminary injunction without requiring the posting of an undertaking); Honeywell, Inc. v. Technical Bldg. Servs. Inc., 103 A.D.2d 433, 434, 480 N.Y.S.2d 627, 629 (App. Div. 3d Dep’t 1984) (“undertaking is mandatory where a preliminary injunction is granted”). The undertaking must be sufficient to compensate defendant for “all damages and costs which may be sustained by reason of the injunction.” CPLR 6312(b); see also Kazdin v. Putter, 177 A.D.2d 456, 457, 576 N.Y.S.2d 516, 517 (App. Div. 1st Dep’t 1991) (amount of undertaking should be “rationally related to defendants’ potential damages if the preliminary injunction later proves to have been unwarranted”). The undertaking constitutes the only source of funds from which a party injured by an inappropriate injunction may later be made whole. See, e.g., Gen. Elec. Co. v. Metals Res. Group, Ltd., 293 A.D.2d 417, 419, 741 N.Y.S.2d 218, 220 (App. Div. 1st Dep’t 2002).

At the least, an undertaking here must be sufficient to cover:

•	The cost of filing amended SEC documents and of reprinting and resending thousands of Proxy Statements, amounting to several hundred thousand dollars — a cost resulting solely from the pendency of the injunction and ensuing delay.

•	The damages to NYSE seatholders resulting from delay of the transaction, including the possibility that, if delayed, the transaction — which the record shows is the best available transaction for the seatholders — might not be consummated, resulting in the loss to the seatholders of the merger consideration. See, e.g., Shapiro v. Shapiro, 4/12/2001 N.Y.L.J. 24 (col. 6) (Sup. Ct. Nassau C’ty) (requiring posting of $1.5 million undertaking as condition of preliminary injunction against $4 million property sale where the “sale thereof at the concededly fair and reasonable price . . . may be irretrievably lost”).

•	The very substantial loss to NYSE (and therefore to the NYSE seatholders) of the opportunity to pursue its business plan at this period in time (when the exchange market is rapidly consolidating and the NYSE faces a significant loss of its market share to high-tech competitors and other rivals).

•	Future litigation costs, including attorneys’ fees, incurred in contesting a preliminary or permanent injunction on inseparably-related issues. See Republic of Croatia v. Trustee of the Marquess of Northampton 1987 Settlement, 232 A.D.2d 216, 648 N.Y.S.2d 25 (App. Div. 1st Dep’t 1996) (“Defendant is also entitled to counsel fees incurred, not only in relation to the injunction itself, but also in litigating the issues at trial and appeal since they were inseparable from the issues pertaining to the injunction”).

Given the undisputed facts set forth above, the court should require that plaintiffs post an undertaking commensurate with the harm that delay is likely to inflict upon defendants. Accordingly, defendants requests this court to order plaintiffs to post a multi-billion dollar bond. Since plaintiffs have already conceded they are not prepared to post a bond in any amount, the Court’s inquiry should end there and the plaintiffs’ motion for injunctive relief should be denied. See Sushon Aff. Exh. 88 at 107 (Saridakis Tr.); Sushon Aff. Exh. 16 at 17-18 (Higgins Tr.).

CONCLUSION

Plaintiffs have utterly failed to show why their views on the Merger’s benefits should be substituted for those of the remaining 1356 NYSE members. The NYSE defendants have provided the NYSE members, and indeed the public at large, an unprecedented amount of information about the NYSE-Archipelago transaction — a degree of information that goes well beyond what is necessary for the NYSE members to consider the transaction. The NYSE members are more than sufficiently informed to vote on the fairness of this transaction for themselves. Accordingly, plaintiffs will suffer no irreparable harm if the vote is permitted to proceed as scheduled, especially in light of the fact that plaintiffs have not identified a single harm that could not adequately be compensated in money damages. Additionally, plaintiffs are not likely to succeed on the merits — even if defendants had the burden of proving entire fairness, which they do not — because the evidence clearly demonstrates that the merger consideration is entirely fair to the NYSE members. In contrast, as discussed above, an injunction would have a devastating impact on the NYSE members, the NYSE, and the public generally. Accordingly, the balance of equities tips decidedly in the defendants’ favor and plaintiffs’ motion for injunctive relief should be denied.

Dated:	New York, New York
November 11, 2005
Respectfully submitted,

WACHTELL, LIPTON, ROSEN & KATZ

By:
Paul Vizcarrondo, Jr.
David Gruenstein
Andrew J. Cheung
Michael Charish
Ian Boczko
Alison L. Plessman
Sarah F. Meil

51 West 52nd Street
New York, New York 10019
(212) 403-1000

Attorneys for the New York Stock Exchange, Inc. and Co-Counsel for John Thain

Annex B

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

In Re NEW YORK STOCK EXCHANGE/ ARCHIPELAGO MERGER LITIGATION	Index No. 601646/05 IAS Part 53 (Ramos, J.)

MEMORANDUM OF LAW OF DEFENDANT JOHN A. THAIN

IN OPPOSITION TO PLAINTIFFS’ MOTION FOR A PRELIMINARY INJUNCTION

For the factual and legal reasons set forth in the opposition papers of the New York Stock Exchange (the “Exchange” or “NYSE”), the independent directors of the Exchange and Archipelago Holdings, Inc., (“Archipelago”), in which defendant John A. Thain joins, Mr. Thain respectfully requests that the Court deny plaintiffs’ effort to deprive the members of the Exchange of an opportunity to vote upon the proposed transaction between the Exchange and Archipelago. Apparently realizing that their motion for a preliminary injunction is unsupportable, plaintiffs have sought to deflect the Court’s attention with scurrilous allegations about Mr. Thain and others. While these attacks are largely irrelevant to the real issues before the Court, Mr. Thain respectfully submits this additional memorandum to address plaintiffs’ allegations of misconduct asserted against him.

Preliminary Statement

Plaintiffs’ baseless attacks against John Thain prove that no good deed goes unpunished. Two years ago, John Reed, then Chairman and Chief Executive Officer of the Exchange, recruited Mr. Thain, then President of Goldman Sachs, to succeed him as CEO. Having just emerged from a crisis in corporate governance, confronted by an explosion of competitive electronic trading technologies, and saddled with a not-for-profit business model, the Exchange appeared ill-equipped to maintain its historically pre-eminent role in world markets. Mr. Reed believed that the Exchange had reached a crossroad that would determine whether it would remain a vital institution in global finance, or would instead recede into obsolescence. In Mr. Reed’s view, Mr. Thain’s experience and standing in the financial community distinguished him as a leader capable of moving the Exchange forward.

Mr. Thain had no financial incentive to accept Mr. Reed’s entreaty. To the contrary, resignation from his position as President of Goldman Sachs entailed a substantial loss of remuneration for Mr. Thain. Nonetheless, mindful of the historic significance of the Exchange and eager to serve as a catalyst for its revitalization, Mr. Thain accepted.

From the outset of his tenure as CEO, Mr. Thain focused his efforts on the broad strategic challenges facing the Exchange. Beginning in mid-2004, he engaged the Board of Directors in an on-going dialogue to evaluate alternative strategic paths that the Exchange might pursue. Outside consultants and bankers were invited to address management and the Board on developments in the market for securities exchanges. The Exchange’s own nascent electronic trading programs were reviewed. Alternatives to a not-for-profit model were considered. But even as these efforts went forward, slippage in the Exchange’s position in the one market it dominated — cash equities trading — was detectable. And meanwhile, many of the possible candidates for a business combination with the Exchange, such as Instinet and Archipelago, were believed to be exploring mergers or acquisitions that might preclude a combination with the Exchange.

In the midst of this process, Archipelago, pursuing its own evaluation of strategic alternatives, determined to initiate a discussion with the Exchange about possible business combinations. Archipelago turned to Goldman Sachs, a substantial stockholder that had previously provided investment banking services and had broad expertise in the market for

2

securities exchanges, to facilitate a discussion with the Exchange. Thus, in January 2005, after an initial contact from Goldman Sachs, Mr. Thain began a dialogue with Gerald Putnam, CEO of Archipelago.

Consistent with the views previously expressed by McKinsey & Company and other consultants, Mr. Thain recognized the potential for a business combination with Archipelago that would at once catapult the Exchange into a strategically competitive position and unlock values for seatholders. After months of due diligence and hard bargaining, Mr. Thain and Mr. Putnam reached a tentative agreement on a 70/30 split that could be presented to the Exchange’s Board of Directors. The Board, aided by PriceWaterhouseCoopers and Lazard Freres, scrutinized the deal for two weeks. Composed entirely of outside directors (save Mr. Thain) — none of whom were selected by Mr. Thain and all of whom were also recognized leaders in finance or other fields — the Board agreed that the proposed merger was altogether in the best interests of the Exchange. The Board therefore unanimously approved the proposed merger agreement and directed that it be submitted, after appropriate regulatory filings, for consideration by seatholders.

Since announcement of the merger agreement on April 20, 2005, the markets for Archipelago stock and Exchange seats have overwhelmingly endorsed the proposed combination by substantially bidding up the value of both interests. Indeed, today a member’s seat is worth in excess of four times what it was prior to the announcement of the deal. But unwilling to permit the normal processes of corporate suffrage determine the future of the Exchange, a small handful of seatholders now seek to enjoin a seatholder vote on the merger agreement. These plaintiffs have leveled a series of allegations about Mr. Thain in the hope of turning what is a business

3

decision into a referendum on Mr. Thain’s character. But none of these allegations is well founded. Rather, the evidence shows that:

(1)	Mr. Thain joined the Exchange in the spirit of public service, and for the purpose of guiding its evaluation of strategic alternatives.

(2)	The Exchange’s Board of Directors fully authorized Mr. Thain to explore strategic alternatives and move discussions with candidates for business combinations to the point of a tentative agreement without specific pre-approval by the Board.

(3)	Mr. Thain had no obligation to recuse himself from negotiations with Archipelago. Indeed, having been engaged for the very purpose of exploring strategic alternatives, it would have been irresponsible for him to do so.

(4)	Mr. Thain took appropriate steps to avoid conflicts of interest with his former employer, Goldman Sachs, and did not engage in any negotiations with that investment bank.

(5)	The Exchange’s management, guided by Mr. Thain, aggressively negotiated the transaction with Archipelago, and achieved a 70/30 split that required Archipelago to accept a smaller interest in the merged entity than its Board and management had targeted.

In sum, Mr. Thain ably and forthrightly pursued the objective for which he was engaged as CEO of the Exchange. Hence, nothing in plaintiffs’ nit-picking and meritless attacks warrants depriving the seatholders of an opportunity to decide upon the merger.

4

Argument

POINT I

THAIN JOINED THE NYSE IN THE SPIRIT OF PUBLIC SERVICE

John Thain joined the NYSE out of a sense of public service. Prior to accepting a position with the Exchange, Mr. Thain was employed as President of Goldman Sachs. (Thain Dep. at 9-10).1 He left that job, and its substantial remuneration, to join the NYSE because John Reed (then the Chairman of the Exchange’s Board) convinced Mr. Thain that leading the Exchange would be “an opportunity to give something back to the system . . . [and] to make a big difference in a marketplace” that “was a very important institution to the United States, to the U.S. financial system, to the world . . . .” (Thain Dep. at 8, 10; see also Thain Dep. at 22-23). Indeed, at the end of 2003, the NYSE faced a series of debilitating problems, both with its image (as a result of the Grasso compensation scandal and the SEC specialist investigations), and its business model (with market share by volume shrinking, profit margins narrowing, and growth prospects limited). (See NYSE Board Minutes for Jan. 6, 2005, at 2, attached as Wasserman Aff. Ex. L; Shapiro Dep. at 191-92; Thain Dep. at 9-10).

Mr. Thain, then, resigned from the presidency of Goldman Sachs because he saw an “opportunity to help the Exchange work through its problems and make a difference.” (Thain Dep. at 8-9). In view of the evidence on Mr. Thain’s motivation to join the Exchange, the central theme of plaintiffs’ allegations against him — that he acted in the merger discussions based on the theoretical possibility that the transaction might marginally increase the value of Goldman Sachs stock that may or may not have been held in a blind trust — rings hollow.2 Had Mr. Thain

[1]	All cited deposition transcripts and exhibits are attached to the accompanying Affirmation of Adam J. Wasserman, dated November 11, 2005 (“Wasserman Aff.”).
[2]	In fact, the Archipelago/NYSE announcement on April 20, 2005, had no impact on the price of Goldman Sachs stock.

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been motivated by money, he would have never left Goldman Sachs for the NYSE in the first place. (See Thain Dep. at 22-23). As one director stated: “it is inconceivable to me that Mr. Thain, who I think takes his job very seriously and understands the historical consequences of this merger, would put his reputation, or more importantly, the reputation of the New York Stock Exchange at risk for what fundamentally would not be a great deal of money for someone like John Thain . . . . [It] wouldn’t make any sense to me that — that any pecuniary interest by John Thain could possibly have been a driver.” (Brown Dep. at 137-38). Other directors echoed this theme. See, e.g., Von Der Heyden Dep. at 65 (“I had no reason to believe that he [Thain] had any self-interest other than the interests of the members of the New York Stock Exchange in mind when he proposed this transaction.”). Moreover, as discussed below, the evidence shows that Mr. Thain acted well within the authority granted him by the Board and took appropriate steps to guard against a conflict of interest.

POINT II

THE BOARD AUTHORIZED THAIN

TO EXPLORE STRATEGIC ALTERNATIVES

From the outset of his tenure as CEO, Mr. Thain was encouraged by the Exchange’s board to explore strategic alternatives. As former chairman Reed stated, “when John first joined as CEO and he and I had our first conversations, I made it clear to him one of his big jobs was to try to figure out what the future of the Exchange might be, because the existing situation didn’t seem sustainable in the long term.” (Reed Dep. at 7). The Board “had known for years that the Exchange was behind in terms of becoming an electronic marketplace, that there were complications to diversifying its product base, and that . . . it made a lot of sense to buy rather than build . . . .” (Brown Dep. at 97). Thus, the Board authorized Mr. Thain to pursue strategic alternatives, and “expected and encouraged discussions between John [Thain], and . . . other

6

exchanges.” (McDonald Dep. at 43). Accordingly, “John Reed and John Thain were authorized to pursue in any manner they chose appropriate to ascertain if there was a beneficial relationship with Archipelago or ISE or any other company they thought fit the strategic needs that we had described.” (Woolard Dep. at 43).

Several board members confirmed that Mr. Thain’s authority extended to the point of negotiating, without specific pre-approval, tentative deals that could then be presented for Board scrutiny. Director Woolard identified “strategic alternatives that the board clearly understood and had authorized John Thain to pursue to bring back possible considerations for the board to act on.” (Woolard Dep. at 23). Similarly, Alice Rivlin testified that the “board has given its blessing to exploring alternatives, to having management explore these alternatives, and come back with what seemed to be the best one.” (Rivlin Dep. at 136; see also McDonald Dep. at 43; Carter Dep. at 56).

The Board also specifically understood and agreed that the exploration of strategic alternatives would include Archipelago, the first all electronic stock exchange in the United States. Initially, the Board focused on both Archipelago and a then privately held electronic exchange known as ISE. Indeed, McKinsey & Company identified Archipelago as a leading strategic partner as early as August 2004. Likewise, as director Woolard noted, “the two most likely marriage partners appeared to be ISE and Archipelago. And so once ISE was no longer a potential partner, the interest turned to Archipelago.” (Woolard Dep. at 33; see also Reed Dep. at 10). Thus, the record shows unmistakably that, well before the proposed merger agreement was presented to the Board in April 2005, the directors had “encouraged Mr. Thain to explore this [Archipelago] option, as well as other options.” (Shapiro Dep. at 67).

7

POINT III

THAIN HAD NO OBLIGATION TO RECUSE

HIMSELF FROM NEGOTIATIONS WITH ARCHIPELAGO

John Thain was not required to recuse himself from the Archipelago merger on the theory that he may have owned, in a blind trust over which he has no control, shares of one of the stockholders of Archipelago. To the contrary, as a leader of the NYSE who was hired and charged by the Board to explore strategic opportunities, it would have been an abdication of his responsibilities to recuse himself from the mission for which he had been recruited.

John Thain and the Exchange’s management team negotiated a merger with Archipelago — not Goldman Sachs. Mr. Thain never worked for Archipelago. Mr. Thain never owned any shares of Archipelago. Mr. Thain never had any interest in Archipelago. As is discussed in the Independent Directors’ Pre-Hearing Brief, the conflict allegedly created by the initial holdings of Mr. Thain’s trust in shares of Goldman Sachs, which in turn, along with several other leading financial institutions, held shares in Archipelago, is far too attenuated to have required his recusal. For one thing, there was no basis on which Mr. Thain could know whether or not his trust still held stock in Goldman Stock, which was precisely the point of the arrangement. For another, plaintiffs have not provided any evidence suggesting that Goldman’s investment in Archipelago had any material effect on the stock price of the investment bank, which throughout 2005 has had a market capitalization of more than $45 billion. To the contrary, in the month after the announcement of the NYSE/Archipelago merger agreement, Goldman Sachs stock traded at prices generally lower than the month preceding the announcement, even though the Dow Jones Industrial Average was generally trending higher and the price of Archipelago rose dramatically.

8

Given the vital importance to the NYSE of pursuing strategic opportunities, it was imperative that Mr. Thain, as CEO, take a leading role (along with Amy Butte and other senior management) in any merger discussions with Archipelago. Yet, under, plaintiffs’ theory, Mr. Thain would have been prohibited from pursuing strategic initiatives not only with Archipelago, but with any other exchange or entity in which Goldman Sachs either had an investment or played a significant advisory role. Requiring Mr. Thain to abdicate an imperative duty as CEO — merely because he had been hired from an investment bank that owned stock in an acquisition candidate — would have been contrary to the qualification that led Mr. Reed to hire Mr. Thain in the first place, namely his invaluable experience in the financial community.

Further, John Thain’s involvement (as CEO of the NYSE) in negotiating the merger agreement did not violate either the NYSE’s Constitution or his employment letter. Article IV, Section 15 of the Constitution states that “[n]o director shall participate in the deliberation or adjudication of any matter in which he or she is personally interested.” (Emphasis added). Even if this provision were applicable to non-regulatory matters, as discussed above, Mr. Thain was not personally interested in the merger with Archipelago.

Nor does Mr. Thain’s employment letter support plaintiffs’ position. In the letter, Mr. Thain stated that “[i]n order to avoid any appearance of conflict of interest, I shall recuse myself until otherwise requested by the Board from any particular matters directly involving Goldman Sachs or its affiliates[.]” (Letter from J. Thain to J. Reed, Jan. 15, 2004, attached as Wasserman Aff. Ex. M; emphasis added). This text illustrates what was apparent to the Board at the time of Mr. Thain’s engagement: that as he explored strategic alternatives, indirect contact with Goldman Sachs was altogether possible, if not likely. Moreover, Chairman Reed — and ultimately the Board — had specifically approved the use of Goldman Sachs — both in connection

9

with the exploration of strategic alternatives in general and the Archipelago transaction in particular. (See Reed Dep. at 10-12). Under these circumstances, plaintiffs’ tortured attempt to disqualify the Exchange’s CEO because his blind trust may hold stock in an investment bank that facilitated merger discussions should be rejected.

POINT IV

THAIN AVOIDED CONFLICTS OF INTEREST WITH GOLDMAN SACHS

Virtually all financial institutions have a relationship with the Exchange in some capacity. Goldman Sachs, like many other investment banks, owns a number of seats on the Exchange. Recognizing that the Exchange, as a regulatory institution, would inevitably have some direct dealings with Goldman Sachs, Mr. Thain took precautionary steps when he joined the Exchange to insulate himself from conflicts with his former employer.

Chief among these steps was the establishment of a blind trust to hold Mr. Thain’s investments, thereby assuring that he could not be in a position to assess the effects of the Exchange’s actions upon his personal investments. The trust was established under the supervision of director McDonald and the Board’s audit committee. The Exchange’s Board was well aware of the blind trust and recognized that Mr. Thain’s “lack of knowledge as to what’s in the trust and his inability to influence or know what’s in the trust provides significant insulation from . . . a conflict of interest.” (Brown Dep. at 137; see also Van der Heyden Dep. at 68; Carter Dep. at 40).

A second protective measure was a provision in Mr. Thain’s employment agreement with the Exchange requiring him to step aside, until otherwise directed by the Board, from “particular matters involving Goldman Sachs or its affiliates[.]” (Wasserman Ex. M). This assured that Mr. Thain would not become engaged in a negotiation in which Goldman Sachs was across the table from the Exchange.

10

Mr. Thain acted consistently with these protective measures when Goldman Sachs surfaced as a marriage broker in discussions with Archipelago. Mr. Thain stepped aside from the negotiation of an engagement agreement with Goldman Sachs, and the Exchange’s general counsel and chairman filled that role. In fact, the engagement letter was signed by John Reed, not John Thain. And since the terms of Goldman’s engagement had been negotiated by others, Mr. Thain, on behalf of the Exchange, remained free to utilize that firm’s services to facilitate the merger discussions with Archipelago.

POINT V

THAIN AGGRESSIVELY NEGOTIATED THE 70/30 SPLIT

AND PLAINTIFFS’ OTHER ALLEGATIONS ARE WITHOUT MERIT

Although both sides understood the potential benefits of a merger, Archipelago harbored serious concerns about entering an agreement with the Exchange. Putnam thought that the Exchange’s financials were “horrible,” and was concerned, in view of the NYSE’s history as a not-for-profit corporation, that the Exchange would not be successful as a for-profit entity. (Putnam Dep. at 87). Similarly, Mr. Putnam assigned little or no value to the Exchange’s “trading rights.”

After the initial meetings with Mr. Thain in January and early February 2005, Mr. Putnam concluded that “we [Archipelago] should get 40 percent, and they [NYSE] should get 60.” (Putnam Dep. at 94-95). Archipelago’s board of directors targeted a one-third interest as the minimum acceptable share in a merger. William Ford, a director of Archipelago and the CEO’s of its largest stockholder (General Atlantic), bluntly informed Putnam on March 19, 2005 that “we need to own a third of the combined business.” (Email from W. Ford to G. Putnam, March 19, 2005, attached as Wasserman Aff. Ex. N).

11

But despite Archipelago’s adamant views on obtaining no less than a 33% interest, at the meeting of March 21, 2005, Mr. Thain reached tentative agreement with Putnam on a split of 70/30. This accord was the product of over two months of hard bargaining between the management teams of the Exchange and Archipelago, and, by all accounts, more closely approximated the Exchange’s negotiating target than Archipelago’s. Putnam testified that “my board thought we should have gotten more than 30. And I went into that meeting [3/21/05] with a number higher than 30 that was the least I should have walked out with.” (Putam Dep. at 120).

After the March 21st meeting, it remained for the Board of Directors of the Exchange to determine whether a 70/30 split was acceptable. As director Carter emphasized, “[t]hey [Thain and Putnam] may have shook hands [on the 70/30 split]; but Thain knew that he had to have his board and shareholders’ approval.” (Carter Tr. at 176). In other words, as another director noted, “[i]t is the Board that ultimately decided on the 70/30 split, not Thain, and the Board did that on the basis of a very extensive analysis of the overall situation of both companies.” (Shapiro Dep. at 70).

Finally, plaintiffs’ allegations about specific acts or omissions of Thain in the course of negotiating the merger are also unfounded. For example, plaintiffs’ claim that Thain deliberately delayed bringing in Lazard Freres to render a fairness opinion until April 7, 2005. Yet, April 7th was the day of the first board meeting after a tentative agreement had been reached between the NYSE and Archipelago management. Hence, Thain properly waited to recommend an investment bank for a fairness opinion until that meeting because it “was the Board’s job to hire their independent financial advisor, and so it would have been inappropriate for Amy [Butte] or [John] to select anyone prior to the Board deciding who they wanted.” (Thain Dep. at 157).

12

Similarly, plaintiffs assert that Thain should have reviewed with the Board a power point presentation concerning the Exchange’s position as a merger candidate that was prepared by HSBC Bank for the Blackstone Group. However, according to Blackstone’s own testimony, the presentation merely “outlined the thesis, a hypothesis, a supposition that HSBC had,” and was “too embryonic an idea to discuss or verify[.]” (Chu Dep. at 13, 25). Indeed, Blackstone “had no expectation” that Thain would present the materials to the Board. (Chu Dep. at 46). Even so, out of an abundance of caution, Thain did provide the materials to the Board’s chairman, despite the fact that the proposal offered no strategic opportunities whatever for the Exchange. (See Thain Dep. at 134-35).

Conclusion

Plaintiffs’ efforts to vilify Thain in the hope of enjoining a NYSE seatholder vote on the merger are unavailing. For the reasons explained above, as well as those set forth in the opposition papers submitted by Mr. Thain’s co-defendants, plaintiffs’ factual allegations concerning John Thain’s role in the merger discussions with Archipelago fail to support their motion for a preliminary injunction.

Dated:	New York, New York
November 11, 2005

DECHERT LLP

By:
Andrew J. Levander
Joseph F. Donley
Adam Wasserman

30 Rockefeller Plaza
New York, New York 10112-2200
(212) 698-3500

Co-Counsel for Defendant
John A. Thain

13

Annex C

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

-----------------------------------------------------	x

IN RE NEW YORK STOCK EXCHANGE/ ARCHIPELAGO MERGER LITIGATION	: : : : : : : : : : :	Index No. 601646/05 (Ramos, J.)
-----------------------------------------------------	x

THE NYSE INDEPENDENT DIRECTORS’

PRE-HEARING BRIEF IN OPPOSITION TO

PLAINTIFFS’ MOTION FOR A PRELIMINARY INJUNCTION

O’MELVENY & MYERS LLP
7 Times Square
New York, New York 10036
(212) 326-2000

Attorneys for the New York Stock Exchange

Independent Directors Marshall N. Carter,

Herbert M. Allison, Jr., Ellyn L. Brown, Shirley

A. Jackson, James S. McDonald, Alice M.

Rivlin, Robert B. Shapiro, Karl M. von der

Heyden, Dennis Weatherstone, and Edgar S.

Woolard, Jr.

November 11, 2005

TABLE OF AUTHORITIES

Page
CASES

711 Kings Highway Corp. v. F.I.M.’s Marine Repair Service Inc.,
273 N.Y.S.2d 299 (1966)	15

Amfesco Indus., Inc. v. Greenblatt,
172 A.D.2d 261 (1st Dep’t 1991)	7

Auerbach v. Bennett,
47 N.Y.2d 619 (1979)	6, 17

Bayer v. Beran,
49 N.Y.S.2d 2 (N.Y. Sup. 1944)	16

In re BHC Communications, Inc. S’holder Litig.,
789 A.2d 1 (Del. Ch. 2001)	21

Birmingham v. Sogen-Swiss Int’l Corp. Ret. Plan,
529 F. Supp. 86 (S.D.N.Y. 1981)	16

Bowers Steel, Inc. v. De Brooke,
557 S.W.2d 369 (Tex. App. 1977)	16

Brehm v. Eisner,
746 A.2d 244 (Del. 2000)	6

British Printing & Commc’n Corp. v. Harcourt Brace Jovanovich, Inc.,
664 F. Supp. 1519 (S.D.N.Y. 1987)	31

Burghart v. Landau,
821 F. Supp. 173 (S.D.N.Y. 1993)	22

In re Caremark Int’l Inc. Derivative Litig.,
698 A.2d 959 (Del. Ch. 1996)	17

Cede & Co. v. Technicolor, Inc.,
634 A.2d 345 (Del. 1993)	7, 8, 10, 15

Citron v. Fairchild,
569 A.2d 53 (Del. 1989)	7, 10, 30

In re DeLorean Motor Co.,
56 B.R. 936 (Bankr. E.D. Mich.1986)	26

Detwiler v. Offenbecher,
728 F. Supp. 103 (S.D.N.Y. 1989)	30

Dynamics Corp. of Am. v. WHX Corp.,
967 F. Supp. 59 (D. Conn. 1997)	31

In re eBay Inc. Securities Litig.,
No. C.A. 19988-NC, 2004 WL 253521 (Del. Ch. 2004)	11

In re Emerging Communications, Inc. S’holders Litig.,
No. Civ. A. 16415, 2004 WL 1305745 (Del. Ch. June 4, 2004)	10, 28

FDIC v. Abel,
No. 92 cv 9175, 1995 WL 716729 (S.D.N.Y. Dec. 6, 1995)	17

In re Formica Corp. S’holders Litig.,
Civil Action No. 10598, 1989 WL 25812 (Del. Ch. 1989)	21

Freer v. Mayer,
223 A.D.2d 667 (1996)	13, 14

Gagliardi v. TriFoods Int’l Inc.,
683 A.2d 1049 (Del. Ch. 1996)	6

In re Gaylord Container Corp. S’holders Litig.,
753 A.2d 462 (Del. Ch. 2000)	22

In re Gen’l Motors (Hughes) S’holder Litig.,
No. Civ. A 20269, 2005 WL 1089021 (Del. Ch. March 7, 2005)	9

Gimbel v. Signal Cos.,
316 A.2d 599 (Del. Ch. 1974)	7

Graham v. Allis-Chalmers Mfg. Co.,
188 A.2d 125 (Del. 1963)	19

Gray v. Furia Org., Inc.,
896 F. Supp. 144 (S.D.N.Y. 1995)	6

Hanson Trust PLC v. ML SCM Acquisition Inc.,
781 F.2d 264 (2d Cir. 1986)	27

Health-Loom Corp. v. Soho Plaza Corp.,
209 A.D.2d 197 (1st Dep’t 1994)	8

Higgins v. N.Y. Stock Exch., Inc.,
No. 601646/2005, 2005 WL 2140168 (Sup. Ct. N.Y. Co. Sept. 2, 2005)	7, 10

Hollinger Int’l, Inc. v. Black,
844 A.2d 1022 (Del. Ch. 2004), aff’d, 872 A.2d 559 (Del. 2005)	10

Ivanhoe Partners v. Newmont Mining Corp.,
535 A.2d 1334 (Del. 1987)	8

In re IXC Communications, Inc. S’holders Litig.,
No. C.A. 17324, 1999 WL 1009174 (Del. Ch. Oct. 27, 1999)	7

In re J.P. Morgan Chase & Co.,
No. Civ. A. 531-N, 2005 WL 1076069 (Del. Ch. Apr. 29, 2005)	11

Joy v. North,
692 F.2d 880 (2d Cir. 1982)	6

Kahn v. Caporella,
No. 13248, 1994 WL 89016 (Del. Ch. Mar. 10, 1994)	24

Kamin v. American Express Co.,
86 Misc. 2d 809 (Sup. Ct. N.Y. Co. 1975), aff’d, 54 A.D.2d 654 (1st Dep’t 1976)	6

Keyser v. Commonwealth Nat’l Fin. Corp.,
644 F. Supp. 1130 (M.D. Pa. 1986)	31

Levandusky v. One Fifth Avenue Apartment Corp.,
75 N.Y.2d 530 (1990)	6, 28, 33

Lippe v. Bairnco Corp.,
230 B.R. 906 (S.D.N.Y. 1999)	17

Litwin v. Allen,
25 N.Y.S.2d 667 (N.Y. Sup. 1940)	19

Lorisa Capital Corp. v. Gallo,
506 N.Y.S.2d 62 (2d Dep’t 1986)	15

Marx v. Akers,
88 N.Y.2d 189 (N.Y. 1996)	8

Mentor Graphics Corp. v. Quickturn Design Systems, Inc.,
728 A.2d 25 (Del. Ch. 1998)	21

Merchant’s Nat’l Properties, Inc. v. Meyerson,
No. Civ. A. 13139, 2000 WL 1041229 (Del. Ch. July 24, 2000)	12

Michelson v. Duncan,
407 A.2d 211 (Del. 1979)	16

Mills Acquisition Co. v. Macmillan, Inc.,
559 A.2d 1261 (Del. Ch. 1989)	27

Nagy v. Bistricter Corp.,
770 A.2d 43 (Del. Ch. 2000)	28

Noto v. Satloff,
38 Misc. 2d 915 (N.Y. Civ. Ct. 1963)	16

Oberly v. Kirby,
592 A.2d 445 (Del. 1991)	23

Orman v. Cullman,
794 A.2d 5 (Del. Ch. 2002)	14

Park River Owners Corp. v. Bangser Klein Rocca & Blum, LLP,
269 A.D.2d 313 (1st Dep’t 2000)	13, 14

Pollitz v. Wabash R.R. Co.,
207 N.Y. 113 (1912)	7

Potter v. Pohland,
560 N.W.2d 389 (Minn. App. 1997)	17

In re RJR Nabisco Inc. S’holder Litig.,
No. 10389, 1989 WL 7036 (Del. Ch. Jan. 31, 1989)	31

Rales v. Blasband,
634 A.2d 927 (Del. 1993)	8, 12

Ransom v. St. Regis Mohawk Educ. & Community Fund,
86 N.Y.2d 553 (1996)	15

Rapoport v. Schneider,
29 N.Y.2d 396 (1972)	13, 14

S.H. & Helen R. Scheuer Family Found, Inc. v. 61 Assocs.,
179 A.D.2d 65 (1st Dep’t 1992)	7

Saudinger v. Educational Com’n,
1993 WL 138954 (S.D.N.Y. Apr. 28, 1993)	15

Shapiro v. Rockville Country Club, Inc.,
No. 15308-02, 2004 WL 398980 (N.Y. Sup. 2004)	15

Smith v. Van Gorkom
488 A.2d 858 (Del. 1985)	7, 27

State of Wisconsin Inv. Bd. v. Bartlett,
No. C.A. 17727, 2000 WL 238026 (Del. Ch. Feb. 24, 2000)	7, 19

Stoner v. Walsh,
772 F. Supp. 790 (S.D.N.Y. 1991)	8

Stroud v. Grace,
606 A.2d 75 (Del. 1992)	7

In re The MONY Group, Inc. S’holder Litig.,
852 A.2d 9 (Del. Ch. 2004)	21

Treadway v. Care Corp.
638 F.2d 357 (2d Cir. 1980)	26, 36

Unocal v. Mesa Petroleum, Inc.,
493 A.2d 946 (Del. 1985)	10

In re Walt Disney Co. Derivative Litig.,
No. Civ. A 15452, 2005 WL 2056651 (Del. Ch. Aug. 9, 2005)	17, 18, 27

STATUTES

22 N.Y.C.R.R. § 1200.27	23
N.Y. N-PCL § 715(a)(1)	13
N.Y. N-PCL § 717(a)	7
N.Y. N-PCL § 717(b)	18,19,22

OTHER AUTHORITIES

14 N.Y. Jur. 2d Business Relationships § 492	15
NYSE Constitution, Article IV, § 1	16
NYSE Constitution, Article IV, § 11	16

v

PRELIMINARY STATEMENT1

The Independent Directors

The New York Stock Exchange’s independent directors approve this historic merger and firmly believe that it is in the best interests of the NYSE and its members. Who are the independent directors? They are a sophisticated group of corporate officers, lawyers, investment bankers, government officials and academics—with experience in some of the most high-profile transactions in recent memory. They are:

•	Chairman Marshall N. Carter, former State Street Bank chairman and CEO,

•	Herbert M. Allison, Jr., current chairman, president and CEO of TIAA-CREF and former Merrill Lynch president and chief operating officer,

•	Robert B. Shapiro, former Monsanto chairman and CEO,

•	James McDonald, Rockefeller & Co. president and CEO,

•	Shirley Ann Jackson, president of Rensselaer Polytechnic Institute and a director of IBM, FedEx and USX,

•	Edgar S. Woolard, former DuPont Co. chairman and CEO,

•	Sir Dennis Weatherstone, former chairman and CEO of J.P. Morgan & Co.,

•	Karl M. von der Heyden, former PepsiCo vice-chairman and chief financial officer and RJR Nabisco co-chairman and CEO,

•	Alice M. Rivlin, former Federal Reserve Board Vice-Chair, White House Budget Director and Congressional Budget Office Director;

•	Ellyn L. Brown, a practicing lawyer, professor of securities law at Villanova and former Maryland Securities Commissioner.

Six of them (Chairman Carter, Allison, Weatherstone, Shapiro, McDonald and Jackson) joined the new, independent board at its inception in December 2003, another (Woolard) in August 2004

[1]	Factual citations herein are to the Affirmation of William J. Sushon in Opposition to Motion for Preliminary Injunction (“Sushon Aff.”) and attached exhibits. Deposition testimony is cited as “[witness] Dep. at .”

and the remaining three (von der Heyden, Rivlin and Brown) were elected at the most recent annual meeting on April 7, 2005.

They are truly independent. None of them has financial ties to Goldman Sachs (which Plaintiffs erroneously claim engineered the NYSE-Archipelago merger to enrich itself), Archipelago (the merger target that Plaintiffs claim is the conduit for Goldman’s wealth transfer), or NYSE CEO John Thain (the former Goldman President who, Plaintiffs maintain, somehow “dominated” the independent board that hired him). None of them will personally profit from the transaction in any way. The board’s independence is central to its mission: it was formed for the sole purpose of restoring public confidence in the Exchange following the controversies of the Grasso era. The key to that goal has been ushering the Exchange into the 21st century, with a new business model and trading platform that would ensure a prosperous and scandal-free Exchange.

This Motion

By this motion, Plaintiffs attempt to supplant the independent directors’ good faith determination that the Archipelago merger is in the NYSE’s and its seatholders’ best interests. In so doing, they seek to substitute their own meanderings for decades of fiduciary jurisprudence and a factual record of the directors’ diligence and deliberation.

As this Court recognized in deciding the motions to dismiss, the touchstone for evaluating any directors’ decision-making is the business judgment rule. That century-old rule forbids shareholders from using lawsuits to second-guess independent directors’ good-faith determinations. To that end, it imposes a legal presumption that a board’s actions were informed and proper. That presumption can only be overcome if Plaintiffs satisfy the burden of demonstrating that the directors breached their fiduciary duties of loyalty or care. Plaintiffs do not even approach satisfying that burden.

Plaintiffs cannot show board disloyalty, because they cannot prove that the directors (i) would receive a personal benefit from the transaction different from the NYSE members; or (ii) were so beholden to a self-interested party that their independent judgment was eviscerated. Nowhere in their 69-page submission do Plaintiffs cite any evidence that any of the ten independent directors is self-interested. Nor is there any evidence in more than 300,000 documents produced and 30 depositions that any independent director had financial ties to Goldman or any other interested party. And contrary to Plaintiffs’ misleading contention, nothing in the record comes close to establishing that the board was beholden to Thain. This is not a case where a domineering CEO packed the board with yes-men and cronies to do his bidding. Rather, the NYSE board is led by its non-executive chairman, Marshall Carter, just as it had been before April 7, 2005, by Carter’s predecessor John Reed. The independent directors hired Thain to manage the Exchange and help them formulate and implement a strategic vision. He answers to them.

Nor can Plaintiffs establish a duty of care breach. The directors’ conduct here is worlds away from the gross negligence Plaintiffs must prove to satisfy their burden. While Plaintiffs intone repeatedly that the independent directors were a “rubber stamp,” the facts squarely refute this characterization. Among other things, the directors:

•	Did not rush to judgment in less than two weeks. Rather, the vote approving this transaction represented the culmination of nearly two years’ work in carefully considering the Exchange’s strategic alternatives;

•	Hired their own independent advisors—lawyers to advise them on their fiduciary duties and bankers and accountants to provide a fairness opinion and assess Archipelago’s financial reporting. What’s more, the board did not blithely accept whatever those advisors told them, but probed the bases for the advisors’ conclusions with thoughtful questions, both orally and in writing;

•

Relied on the Exchange’s management to prepare financial projections for the NYSE, evaluate Archipelago’s projections and analyze Archipelago’s technology. Again, even though the directors completely trusted (as they are entitled to trust) the

Exchange’s CFO, Amy Butte, and President, Robert Britz, the directors spent the better part of two lengthy board meetings questioning management’s conclusions;

•	Probed with Thain and their advisors the basis for the 70-30 equity participation ratio, and satisfied themselves that it was fair;

•	Instructed Thain to get more time for the board to consider the proposed transaction so that the directors could ensure that all their concerns were addressed;

•	Rejected Thain’s suggestion that the Exchange set aside 5% of its equity in the new combined company to fund an ESOP, ultimately approving only a 1.4% set-aside.

Far from being grossly negligent, the independent directors’ conduct epitomizes responsible board decisionmaking.

Unable to satisfy their burden under the business judgment rule, Plaintiffs simply pretend that it doesn’t exist. Remarkably, their brief makes only a single passing reference to the rule in a page 10 parenthetical to a case citation. Plaintiffs never argue, let alone show, that they can satisfy their burden under the rule. Instead, Plaintiffs posit two legal theories in asking this Court to impose exacting “entire fairness” review, rather than deferential business judgment review. Both theories are frivolous.

First, Plaintiffs argue that the transaction is void, and thus subject to entire fairness review, because Thain was conflicted when he negotiated with Archipelago. But under the very statute Plaintiffs cite, N-PCL § 715, the transaction is not void because the board approved the transaction with knowledge of all the facts regarding Thain’s supposed “conflict”—his former Goldman employment, his deposit of his Goldman stock in a blind trust, Goldman’s ownership interest in Archipelago, and Goldman’s engagement by both the Exchange and Archipelago.

Second, Plaintiffs argue that the transaction was ultra vires under the NYSE Constitution because Thain participated in deliberations over the merger. Of course, any alleged “interest” Thain had in Archipelago was so attenuated that it could not constitute a conflict, especially in view of the blind trust the board imposed on Thain’s Goldman holdings. But even if Thain had a conflict within the purview of the NYSE Constitution (which he did not), as a matter of law, the independent board’s unanimous vote approving the Archipelago merger ratified the otherwise ultra vires act. Thus, Plaintiffs are stuck with the business judgment rule presumption they do not even try to overcome.

This case presents a textbook example of why the time-tested business judgment rule is necessary. Plaintiffs admitted in deposition that a NYSE-Archipelago merger is a good idea. But with the benefit of 20/20 hindsight, a team of lawyers and experts, scores of hours of depositions, and the dissection of hundreds of thousands of e-mails and documents, Plaintiffs nitpick and mischaracterize the board’s deliberative process and the deal’s terms. Although these attempts fail as a matter of law under the business judgment rule, they are also factually inaccurate:

•	The board did not seek to value the Exchange as a stand-alone, for-profit, public entity because the board had determined that the NYSE’s single-product business, with declining revenues and market share, would be an IPO “disaster”; but it did review valuation of the Exchange as a private, for-profit entity;

•	As discussed above, the board tested the projections underlying Lazard’s financial model by questioning both Lazard and Butte;

•	The board considered whether to ask Lazard to analyze the seatholder stock lockup’s effect on the merger consideration’s value, but determined that the lockup was more likely to increase the value seatholders received because it would stabilize the combined companies’ stock price;

•	Among the numerous questions Herb Allison posed to management and the board discussed was the likely effect of the SEC’s NMS regulation on Archipelago’s financial projections;

•	The NYSE commissioned Towers-Perrin to evaluate the proposed employee stock ownership plan (ESOP) and ultimately approved a much lower set-aside than had originally been proposed;

At bottom, this case is not about any fiduciary duty breach—it’s about Plaintiffs trying to toot their own horn and squeeze a few more dollars out of the deal. The first paragraph of

Plaintiffs’ brief reveals as much: they concede that they “do not seek an order precluding any business combination between the NYSE and Archipelago.” In other words, Plaintiffs acknowledge that their board of directors chose the right transaction, but they are carping about the price. This is precisely the sort of money-grab the business judgment rule is designed to foreclose. The motion should be denied.

ARGUMENT

POINT I

THE BUSINESS JUDGMENT RULE INSULATES THE BOARD’S APPROVAL

The business judgment rule “prohibits judicial inquiry into actions of corporate directors taken in good faith and in the exercise of honest judgment in the lawful and legitimate furtherance of corporate purposes.”2 Courts long ago adopted the rule in recognition that (i) a corporation’s board of directors is in a superior position to make business decisions for a company; (ii) courts are “ill-equipped” to perform this function;3 and (iii) imposing liability on directors based on “negligence” or “inattention” could “induce a board to avoid authorizing risky investment projects to any extent.”4 Under the business judgment rule, a plaintiff cannot ask a court to rethink what a reasonably informed board decided in good faith:

It is the essence of the business judgment rule that a court will not apply 20/20 hindsight to second guess a board’s decision, except in

[2]	Levandusky v. One Fifth Avenue Apartment Corp., 75 N.Y.2d 530, 537–38 (1990).
[3]	See Auerbach v. Bennett, 47 N.Y.2d 619, 630 (1979) ; Kamin v. American Express Co., 86 Misc. 2d 809, 812 (Sup. Ct. N.Y. Co. 1975), aff’d, 54 A.D.2d 654 (1st Dep’t 1976) (“The directors room rather than the courtroom is the appropriate forum for thrashing out purely business decision.”); see also Joy v. North, 692 F.2d 880, 886 (2d Cir. 1982) (“[A]fter-the-fact litigation is a most imperfect device to evaluate corporate business decisions.”).
[4]	Gagliardi v. TriFoods Int’l Inc., 683 A.2d 1049, 1052 (Del. Ch. 1996) (“Obviously, it is in the shareholders’ economic interest to offer sufficient protection to directors from liability for negligence, etc., to allow directors to conclude that, as a practical matter, there is no risk that, if they act in good faith and meet minimalist proceduralist standards of attention, they can face liability as a result of a business loss.”). Because Delaware fiduciary law is substantially identical to New York’s fiduciary duty standards, New York courts often rely on Delaware authorities in deciding fiduciary breach issues. See, e.g., Gray v. Furia Org., Inc., 896 F. Supp. 144, 148 (S.D.N.Y. 1995).

rare cases [where] a transaction may be so egregious on its face that the board approval cannot meet the test of business judgment.5

Accordingly, absent the directors’ breach of their fiduciary duties of loyalty or care, a court may not re-examine the reasons the directors exercised their powers to advance the “common and general interests of the corporation.”6 This Court has already recognized these governing legal principles in the law of this case:

In recognition that courts are ill-equipped to evaluate the complexities of directors’ business decisions, adherence to the business judgment rule bars judicial inquiry into the propriety of actions taken by corporate directors made in good faith on behalf of the corporation. The presumptive applicability of the business judgment rule is rebutted, and judicial inquiry thereby triggered, however, by a showing that a breach of fiduciary duty occurred.7

And although Plaintiffs choose not to discuss the business judgment rule in their brief, at least ten cases they cite apply it.8

[5]	Brehm v. Eisner, 746 A.2d 244, 261 (Del. 2000) (concluding that business judgment rule protected directors’ deal approval where they did not know exact amount of severance package but had informed themselves regarding method of calculation) (internal citations and quotations omitted); Greenwald v. Batterson, No. 16475, 1999 WL 596276, at *7 (Del. Ch. Jul. 26, 1999) (holding that business judgment rule protected directors’ approval of a financing transaction that in hindsight proved harmful to the company’s value); see also Citron v. Fairchild Camera & Instrument Corp., 569 A.2d 53 (Del. 1989) (holding that the business judgment rule protected board’s deliberate and knowledgeable decision to accept one offer over another).
[6]	Id. at 538 (citing Pollitz v. Wabash R.R. Co., 207 N.Y. 113, 124 (1912) ). Under N-PCL § 717(a), non-profit entities’ directors “shall discharge [their duties] . . . in good faith and with that degree of diligence, care and skill which ordinarily prudent men would exercise under similar circumstances in like positions.” This is identical to the fiduciary standard for directors of for-profit entities in New York. S.H. & Helen R. Scheuer Family Found, Inc. v. 61 Assocs., 179 A.D.2d 65, 70 (1st Dep’t 1992).
[7]	Higgins v. N.Y. Stock Exch., Inc., No. 601646/2005, 2005 WL 2140168, at *13 (N.Y. Sup. Sep. 2, 2005).
[8]	Amfesco Indus., Inc. v. Greenblatt, 172 A.D.2d 261, 264 (1st Dep’t 1991) (Pl. Br. at 11) ; Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 360–61 (Del. 1993) (Pl. Br. at 13); Gimbel v. Signal Cos., 316 A.2d 599, 609 (Del. Ch. 1974) (Pl. Br. at 33); Hanson Trust PLC v. ML SCM Acquisition Inc., 781 F.2d 264, 273 (2d Cir. 1986) (Pl. Br. at 14–15); In re IXC Communications, Inc. S’holders Litig., No. C.A. 17324, 1999 WL 1009174, at *4 (Del. Ch. Oct. 27, 1999) (Pl. Br. at 33); S.H. & Helen R. Scheuer Family Found., Inc. v. 61 Assocs., 179 A.D.2d 65, 69 (1st Dep’t 1992) (Pl. Br. at 11); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) (Pl. Br. at 15); State of Wisconsin Inv. Bd. v. Bartlett, No. C.A. 17727, 2000 WL 238026, at *4 (Del. Ch. Feb. 24, 2000) (Pl. Br. at 33); Stroud v. Grace, 606 A.2d 75, 83 (Del. 1992) (Pl. Br. at 25); and Treadway Cos., Inc. v. Care Corp., 638 F.2d 357, 382 (2d Cir. 1980) (Pl. Br. at 16).

The record here shows no fiduciary duty breach and, therefore, no basis for Plaintiffs to substitute their judgment for the board’s. The business judgment rule that Plaintiffs wish away bars the relief they seek.

A.	Plaintiffs Cannot Demonstrate a Likelihood that the Directors Breached Their Duties of Loyalty

While the duty of loyalty requires directors to place the company’s and shareholders’ best interests over any personal interest,9 courts do not lightly conclude that a director has breached this duty. To establish a duty of loyalty breach, Plaintiffs must show that a majority of the directors (i) stood to receive a personal benefit from the transaction not equally enjoyed by the company’s shareholders; or (ii) were dominated by a self-interested party.10

Plaintiffs do not even attempt to show that any of the independent NYSE directors stood to reap a personal benefit from the Archipelago merger. It follows therefore that to establish director disloyalty, Plaintiff must show that at least six of the eleven NYSE board members were so “beholden” to or dominated by an interested party that their “discretion was sterilized.”11

1.	Alleged Director Ties to Goldman

Plaintiffs’ only attempt to satisfy this standard in their 69-page pre-hearing submission is to quote this Court’s summary of the original Complaint’s allegation that an unspecified majority of the directors had Goldman conflicts. (Pl. Br. at 8.) As the Court acknowledged, the law

[9]	Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) (“In short, directors must eschew any conflict between duty and self-interest.”).
[10]	Marx v. Akers, 88 N.Y.2d 189, 200 (1996) (holding that plaintiffs can show duty of loyalty breach only if the directors will receive a disproportionate personal gain from the transaction or the board is dominated by a self-interested party); Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 361 (Del. 1993) (noting majority must be tainted to establish domination).
[11]	See Rales v. Blasband, 634 A.2d 927, 936 (Del. 1993) (noting that a director lacks independence when he is “so under [another’s] influence that [his] discretion would be sterilized.”); see also Health-Loom Corp. v. Soho Plaza Corp., 209 A.D.2d 197, 198 (1st Dep’t 1994) (noting plaintiff must demonstrate that a majority of the board is interested to defeat the protections of the business judgment rule); Stoner v. Walsh, 772 F. Supp. 790, 801 (S.D.N.Y. 1991) (same); see also Cede & Co., 634 A.2d at 361 (same).

required it to accept as true the Complaint’s allegations and construe them liberally in Plaintiff’s favor.12 Now, however, the Plaintiffs must carry an evidentiary burden. They cannot do so, because they simply have no evidence that any independent board member was beholden to Goldman.

In fact, all the evidence establishes the independent directors’ disinterest:

•	The Amended Complaint alleges absolutely no Goldman connection whatsoever for three directors—Weatherstone, Brown and Allison, who led the board in analyzing and questioning the proposed Archipelago merger.[13]

•	There is not a single allegation that Shapiro currently has either a personal or business relationship with anyone at Goldman, and Plaintiffs did not ask a single question on that subject during Shapiro’s deposition.

•	As to Carter and von der Heyden, the evidence shows only that companies in which they years’ earlier held executive positions engaged Goldman long ago, but that they do not have any financial relationship with Goldman. (Sushon Aff., Ex. 12, Carter Dep. at 189–90; Sushon Aff., Ex. 24, von der Heyden Dep. at 147.) That companies for which they worked hired Goldman in the past demonstrates, if anything, that Goldman was beholden to those directors.[14]

•	As to McDonald, he testified that he was actually in an “adversarial” relationship with Goldman, because it was representing Pell Rudman when McDonald was attempting to lead a management buy-out. (Sushon Aff., Ex. 13, McDonald Dep. at 202–03.)

•	As for Jackson, the Amended Complaint’s only Goldman-relationship allegation is that she was a Medtronic director and William George, a current Goldman director, was once its CEO. (Am. Compl. ¶ 126.) But Jackson testified that “William George has not had any participation on the Medtronic board since I have been on the board.” (Sushon Aff., Ex. 26, Jackson Dep. at 121.)

•	With respect to Rivlin, the Amended Complaint alleges that she was beholden to Goldman because she served in the Clinton administration with former Treasury Secretary Robert Rubin between 1994 and 1996, nearly a decade ago. Even if that service had occurred in this century, it would still not be probative of any Goldman

[12]	Higgins, 2005 WL 2140168, at *11 (“[a]ssuming plaintiffs’ allegations are true for the purposes of deciding these motions, while liberally construing the complaints in plaintiff’s favor”).
[13]	(See Am. Compl. ¶¶ 40-41, 46; Sushon Aff., Ex. 47 at NYSE/BOD 0000496–502; Sushon Aff., Ex. 52 at NYSE/BOD 0000465–467; Sushon Aff., Ex. 31, Allison Dep. at 187-92.)
[14]	See In re Gen’l Motors (Hughes) S’holder Litig., No. Civ. A. 20269, 2005 WL 1089021, at *8 (Del. Ch. Mar. 7, 2005) (payment must confer material benefit on director at expense of corporation or its shareholders to make director beholden.

tie. Rivlin served with Rubin only after (i) he had left Goldman and (ii) the Clinton administration required him to place all his assets (including any Goldman stock) into a blind trust, and she has had no contact with him or any other Goldman employee concerning Archipelago. (Sushon Aff., Ex. 23, Rivlin Dep. at 15, 184.)

•	While the Amended Complaint alleges that Woolard once served on the DuPont board with John Weinberg (Goldman’s former chairman), Woolard testified that he never spoke to Weinberg or anyone else at Goldman while he was considering the Archipelago merger. (Sushon Aff., Ex. 18, Woolard Dep. at 106.)

Thus, the evidence shows that none of the independent directors—much less a majority—was “sterilized” by ties to Goldman. Plaintiffs have simply failed to follow through on the Complaint’s much heralded promise of showing that the independent directors were beholden to Goldman.15

2.	Thain’s Alleged Domination of the Board

Plaintiffs assert that Thain had a conflict in the NYSE-Archipelago merger because he owned Goldman stock and Goldman, in turn, owns approximately 15% of Archipelago’s stock. (Pl. Br. at 7.) Plaintiffs then assert that because of this conflict, Thain used Goldman to dominate the board. Even if Plaintiffs could show that Thain had a disabling personal interest in the Archipelago merger (and they cannot), they do not even attempt to establish that the board was beholden to Thain. Indeed, the Court has already dismissed allegations that Thain somehow coerced a board majority to approve the Archipelago merger.16 And with good reason: the factual record shows that Thain did not dominate the NYSE board.

[15]	See Cede & Co., 634 A.2d at 363 (“To disqualify a director . . . there must be evidence of disloyalty.”) (citing Citron v. Fairchild, 569 A.2d 53, 65–66 (Del. 1989)); Beam v. Stewart, 845 A.2d 1040, 1050 (Del. 2004) (“[M]ere personal friendship or a mere outside business relationship, standing alone, are insufficient to raise a reasonable doubt about a director’s independence.”); Unocal v. Mesa Petroleum, Inc., 493 A.2d 946, 958 (Del. 1985); In re Compucom Sys., Inc. Stockholders Litig., No. Civ. A. 499-N, 2005 WL 2481325, at *9 (Del. Ch. Sept. 29, 2005) (personal friends and outside business relationships are each insufficient to raise doubt of director’s ability to exercise independent judgment) .
[16]	Higgins, 2005 WL 2140168, at *16 (holding that the Complaint failed to “allege well-pleaded facts sufficient to demonstrate Thain’s coercive control of the board.”).

In those cases in which a CEO had been found to dominate a board of directors, the CEO has either been the company’s controlling shareholder17 or the company’s founder with substantial holdings.18 And the controlling CEOs in those cases typically hand-picked the boards they dominated.19

This case could not be further from the “domination” cases. Thain, of course, is neither a controlling member of the Exchange nor a founder. Nor did he hand-pick the Exchange’s board. To the contrary, the independent NYSE board hired Thain after making the sound corporate governance decision to separate the Exchange’s Chairman and CEO roles. (See Sushon Aff. ¶ 19.) Thus, the directors do not owe their positions to Thain. Instead, Thain owes his job to the board. This fact, in and of itself, dooms any Thain “domination” theory.20

But there is plenty more. Among the many examples of the board exercising its control over Thain are the following:

•	The Board took steps to ensure that Thain’s Goldman stock holdings would not affect his performance as CEO. Audit Committee Chairman McDonald, after consulting the NYSE’s internal audit group and general counsel, supervised PwC in creating a blind trust for Thain’s Goldman stock. The trust, modeled after Robert Rubin’s trust when he left Goldman to become U.S. Treasury Secretary, ensures that Thain has no knowledge of his holdings or their value. (Sushon Aff., Ex. 11, Thain Dep. at 24.) To this day, the board’s audit committee, the NYSE’s internal audit function and PwC all continue to monitor the blind trust. (Sushon Aff., Ex. 11, Thain Dep. at 23.)

[17]	See, e.g., Hollinger Int’l, Inc. v. Black, 844 A.2d 1022, 1031 (Del. Ch. 2004), aff’d, 872 A.2d 559 (Del. 2005) (per curiam) (observing that CEO controlled 72.8% of the vote); In re Emerging Communications, Inc. S’holders Litig., No. Civ. A. 16415, 2004 WL 1305745, at *2 (Del. Ch. Jun. 4, 2004) (observing that CEO owned 52%).
[18]	See, e.g., In re eBay Inc. Sec. Litig., No. C.A. 19988-NC, 2004 WL 253521, at *1, 3 (Del. Ch. Jan. 23, 2004) (noting CEO-founder owned 23% of stock, and together with management controlled over 40% of the vote, sufficient to elect all directors).
[19]	See, e.g., Hollinger, 844 A.2d at 1029 (“Black . . . hand-selected” the board); see also Emerging Communications, 2004 WL 1305745, at *33–35 (discussing CEO’s extensive business and personal relationships with each board member).
[20]	See In re J.P. Morgan Chase & Co., No. Civ. A. 531-N, 2005 WL 1076069, at * 9 (Del. Ch. Apr. 29, 2005) (rejecting plaintiffs’ contention that CEO dominated the board because the outside directors “collectively have the power to dismiss [the CEO] and his management team. . . . and [CEO] reports to a board of directors that he cannot fire or remove.”).

•	Former Chairman John Reed, after consulting with the board, negotiated and signed Goldman’s engagement letter, which spelled out precisely what Goldman’s role would (and would not) be. (Sushon Aff., Ex. 28, Reed Dep. at 6; Sushon Aff., Ex. 13, McDonald Dep. at 60–61, 79, 80.) Likewise, when the time came to negotiate Goldman’s fee, Carter—not Thain—signed the agreement, and only after the board fully approved it. (Sushon Aff., Ex. 38 at NYSE 00336.)

•	The board never allowed Thain to bind it to the 70-30 equity participation ratio: “[i]t is the Board that ultimately decided on the 30/70 split, not Mr. Thain . . . ..” (Sushon Aff., Ex. 2, Shapiro Dep. at 70; accord Sushon Aff., Ex. 12, Carter Dep. at 99; Sushon Aff., Ex. 13, McDonald Dep. at 102.)

•	When the board felt that it needed more time to consider the proposed merger, the calendar was extended (Sushon Aff., Ex. 2, Shapiro Dep. at 109–10, 104 (“[T]he calendar . .. . got extended a couple of times in order to make sure that we had had a chance to do our job.”).)

•	The board did not meekly accept Thain’s and his management team’s view that the Archipelago merger is in the Exchange’s best interests; instead, it analyzed the transaction itself and grilled Thain and other NYSE officers about the merger and its basis, including in the April 18 and 19 board meetings. (See, e.g., Sushon Aff., Exs. 38, 39.)

•	The board selected its own advisors to help it evaluate the transaction, engaging PricewaterhouseCoopers (“PwC”), O’Melveny & Myers (“OMM”) and Lazard, none of whom had any relationship with Thain. (Sushon Aff. ¶¶ 67–77.)

•	The board did not hesitate to excuse Thain from board meetings to discuss matters outside his presence, having done so at least three separate times while considering the NYSE’s strategic options, including the Archipelago transaction. (Sushon Aff., Ex. 27 at NYSE 0078; Sushon Aff., Ex. 59 at NYSE 00084; Sushon Aff., Ex. 39 at NYSE 00453.);

•	When Thain suggested that the Board agree to setting aside 5% of shares in an employee stock option program for management participation, the Board rejected this suggestion, ultimately agreeing only to set aside 1.4% of the NYSE’s shares in the combined company. (Sushon Aff., Ex. 12, Carter Dep. at 116–17.)

Under these circumstances, Plaintiffs cannot satisfy the burden of proving that a majority of the board was somehow “beholden” to or dominated by Thain.21

[21]	See Merchant’s Nat’l Properties, Inc. v. Meyerson, No. Civ. A. 13139, 2000 WL 1041229, at *4–6 (Del. Ch. Jul. 24, 2000) (granting defendants summary judgment on plaintiff’s duty of loyalty claim, and holding that Meyerson, as CEO, did not control or dominate the board); see Rales v. Blasband, 634 A.2d 927, 936 (Del. 1993) (noting that a director lacks independence when he is “so under [another’s] influence that [his] discretion would be sterilized”).

Because the record shows that a board majority had no personal interest in the Archipelago merger, nor was beholden to any interested person or entity, Plaintiffs cannot demonstrate a likelihood of success on any alleged duty of loyalty breach.

3.	Plaintiffs’ Baseless Void/Ultra Vires Theory

Unable to parlay the Thain-Goldman connection into a duty of loyalty breach, Plaintiffs concoct two legal theories in arguing that the connection renders the Archipelago merger void or ultra vires. Both theories are baseless.

Plaintiffs argue that the transaction is void because Thain negotiated it while having a self-interest through his Goldman blind trust holdings. But the merger is not voidable for at least two reasons. First, even assuming Thain had a “substantial financial interest” in Archipelago (which as shown below he does not) the board’s April 20 vote sanitized the conflict. N-PCL § 715 provides a safe harbor for transactions in which an officer or director has a “substantial financial interest” by restoring business judgment rule protection to the transaction through a sanitizing vote of disinterested directors. The statute requires only that the approving independent directors know “the material facts as to such officer’s or director’s interest in such contract or transaction”:

(a) No contract or other transaction . . . between a corporation and any other corporation, firm, association or other entity in which one or more of its directors or officers are directors or officers, or have a substantial financial interest, shall be either void or voidable . . . (1) [i]f the material facts as to such director’s or officer’s interest in such contract or transaction . . . are disclosed in good faith or known to the board . . . and the board or committee authorizes such contract or transaction by a vote sufficient for such purpose without counting the vote or votes of such interested director or officer . . . .22

[22]	See N-PCL § 715(a)(1) (McKinney’s 2005) (emphasis added); Cf. Rapoport v. Schneider, 29 N.Y.2d 396, 402 (1972) (“[W]here ‘interested’ directors, who have disclosed their interest, vote on a resolution, the resolution is nonetheless valid if a majority of the disinterested directors vote in its favor.”) (citing the corporate corollary to § 715, N.Y. B.C.L. § 713(a)(1)); Park River Owners Corp. v. Bangser Klein Rocca & Blum, LLP, 269 A.D.2d 313 (1st Dep’t 2000) (citing the corporate corollary to § 715); Freer v. Mayer, 223 A.D.2d 667, 668 (2d Dep’t 1996) (citing the corporate corollary to § 715)).

Thain fully disclosed his Goldman holdings to the board (see Sushon Aff., Ex. 10 at NYSE 103155–59), and the wholly independent board unanimously authorized the merger.23 The board also knew that Goldman owned a 15.6% Archipelago interest. (See Sushon Aff., Ex. 20 at 52; Sushon Aff., Ex. 2, Shapiro Dep. at 208 (board knew Goldman was “an owner” of Archipelago).) Armed with full knowledge concerning Thain’s purported Goldman and Archipelago conflicts, the board nevertheless approved the merger in its April 20 vote, satisfying Section 715’s safe harbor.24

Second, Thain has no financial interest in Archipelago, the counterparty to the challenged transaction. He merely owns an interest (blindly and, thus, theoretically) in a large entity that owns a minority interest in Archipelago. This indirect, theoretical conflict is too attenuated to be material.25 Thain himself has no knowledge of his Goldman holdings (Sushon Aff., Ex. 11, Thain Dep. at 19), and the board recognized that, whatever they were, Thain would not materially benefit from an NYSE-Archipelago transaction.26 (Sushon Aff., Ex. 24, von der Heyden Dep. at 67 (“[W]hatever the possible fraction of an ownership indirectly that he might have through his investment in Goldman and Archipelago would be so small . . . in respect to his total net worth that it wouldn’t be a factor in whatever he was doing in this transaction.”); accord Sushon Aff., Ex. 32, Brown Dep. at 137.)

[23]	Cf. Rapoport, 29 N.Y.2d at 402; Park River, 269 A.D.2d at 313; Freer, 223 A.D.2d at 668.
[24]	Id.
[25]	See Orman v. Cullman, 794 A.2d 5, 23 (Del. Ch. 2002) (holding that an interest is only disqualifying if it is “material . . . in the context of the director’s economic circumstances, as to have made it improbable that the director could perform her fiduciary duties to the . shareholders without being influenced by her overriding personal interest”).
[26]	See id. (“[I]t is not enough to establish the interest of a director by alleging that he received any benefit not equally shared by the stockholders. Such benefit must be alleged to be material to that director.”) (emphasis in original).

Plaintiffs’ alternate legal theory to end-run the business judgment rule is that the merger is void as ultra vires because Thain’s negotiations with Archipelago violated the NYSE Constitution’s prohibitions on self-interested transactions. (Pl. Br. at 9-10.) This contention is wrong for at least three independent reasons.

First, Thain did not violate the NYSE Constitution. Article IV, Section 15 prohibits a director from participating in the deliberation or adjudication of any matter in which he or she is “personally interested.” As discussed above, Thain’s alleged Archipelago interest is too attenuated to render him “personally interested.”27

Second, Thain’s negotiations with Archipelago—even if they violated the NYSE Constitution (and they do not)—were not ultra vires. Not all prohibited conduct is ultra vires: “[u]ltra vires conduct goes to the validity of an action taken by a de jure corporation which is beyond the powers granted in its corporate charters.”28 But here, Thain’s conduct “at most, involve[d] the erroneous exercise of [his] delegated duties, [and thus his] acts are not ultra vires.”29 Plaintiffs do not contend—nor could they—that the NYSE-Archipelago merger is

[27]	See pp. 13–14, supra; see also Shapiro v. Rockville Country Club, Inc., No. 15308-02, 2004 WL 398980, at * 10 (N.Y. Sup. Feb. 23, 2004) (holding that a director is only interested in the challenged transaction when that director receives a direct financial benefit different from the benefit received generally by all shareholders) (citations omitted); see also Cede & Co. v. Technicolor, Inc., 634 A.2d 345 (Del. 1993). Likewise, Plaintiffs’ contention that Thain violated his employment letter is equally misguided. The letter obligates Thain to recuse himself “from any particular matters directly involving Goldman Sachs or its affiliates.” (Sushon Aff., Ex. 10 at NYSE 103159 (emphasis added).) Thain negotiated this transaction with Archipelago, not Goldman. Accordingly, the merger did not directly involve Goldman or its affiliates, and the letter did not require Thain’s recusal. (Sushon Aff., Ex. 11, Thain Dep. at 32–33.) Moreover, regardless of the letter’s terms, the board specifically empowered Thain to explore all strategic initiatives, including an Archipelago merger. (Sushon Aff., Ex. 11, Thain Dep. at 32–33; see also Sushon Aff., Ex. 18, Woolard Dep. at 22-23, 43-45.)
[28]	Lorisa Capital Corp. v. Gallo, 119 A.D.2d 99, 113 (2d Dep’t 1986) ; see also Staudinger v. Educ. Comm’n, No. 92 Civ. 8071, 1993 WL 138954, at * 7, n.8 (S.D.N.Y. Apr. 28, 1993) (observing that ultra vires allegations normally asserted “when a corporation exercises powers beyond those granted to it by law or its charter, articles of incorporation, or bylaws”); 711 Kings Highway Corp. v. F.I.M.’s Marine Repair Service Inc., 273 N.Y.S.2d 299, 301 (1966) (defining an ultra vires action as one where “an act or contract of a corporation is beyond the powers expressly or impliedly conferred upon a corporation.”); see also 14 N.Y. Jur. 2d Business Relationships § 492.
[29]	Ransom v. St. Regis Mohawk Educ. & Community Fund, 86 N.Y.2d 553, 564 (1996) (holding that acts by individual directors of nonprofit corporation were not ultra vires where they erroneously failed to follow a particular disciplinary process).

beyond the board’s substantive constitutional powers. Instead, Plaintiffs merely argue that the merger negotiations were procedurally flawed because of Thain’s purported conflict. Such procedural defects in one board member’s conduct do not render the entire board’s action ultra vires.

Third, and most importantly, this issue is academic since the board ratified the negotiations: “[e]ven if the [prior] action had been ultra vires, it could become validated via ratification by the Board.”30 While Plaintiffs assert (without citation) that the board has no authority to waive an ultra vires act, the NYSE Constitution is to the contrary. It grants the board “all powers necessary for the governance of the Exchange, the regulation of the business conduct of members . . . and in the exercise of such power may adopt such rules, issue such orders and directions and make such decisions as it may deem appropriate. . . . [including] such other action as may be necessary or proper to carry out the purposes of the Exchange.”31 These powers extend to “interpret[ing] this Constitution and all rules adopted pursuant hereto.” Such board interpretations “shall be final and conclusive.”32

[30]	Birmingham v. Sogen-Swiss Int’l Corp. Retirement Plan, 529 F. Supp. 86, 90-91 (S.D.N.Y. 1981) ; Noto v. Satloff, 239 N.Y.S.2d 324, 328 (N.Y. Civ. Ct. 1963) (holding that because a contract and its provisions were approved and authorized by all the members, officers, and stockholders individually, and could in no sense be considered ultra vires); Bayer v. Beran, 49 N.Y.S.2d 2 (N.Y. Sup. 1944) (ruling that certain corporate action, although made without resolution at a formal meeting of board of directors, could not be considered to have been ultra vires, where they were approved and authorized by members of the board individually); Cf. Michelson v. Duncan, 407 A.2d 211, 220 (Del. 1979) (“Stockholders or directors may ratify any act or contract of any other body or agency of the corporation that they might have authorized in the first instance.”); Bowers Steel, Inc. v. De Brooke, 557 S.W.2d 369, 371–72 (Tex. App. 1977) (“The principle is well established that the directors or stockholders may ratify any act or contract of any other body or agency of the corporations which they might have authorized in the first instance.”) (citations omitted).
[31]	NYSE Constitution, Article IV, § 1.
[32]	NYSE Constitution, Article IV, § 11.

B.	Plaintiffs Cannot Demonstrate a Likelihood that the Directors Breached Their Duties of Due Care

Because there has been no duty of loyalty breach, the business judgment rule bars Plaintiffs’ motion unless Plaintiffs can satisfy their burden of showing that the directors breached the duty of care. This is a very heavy burden. To overcome the business judgment rule’s propriety presumption, Plaintiffs must show that a majority of the directors “were not reasonably informed” when voting on the Archipelago transaction. As a matter of law, a director is reasonably informed unless she committed “gross negligence,” which is “reckless indifference to or a deliberate disregard of the whole body of stockholders or actions which are without the bounds of reason.”33

The duty of due care tests only the board’s process in evaluating a transaction, not the decision’s substantive fairness.34 All it demands is “reasonable diligence in gathering and considering material information, such that the[ board’s] decisions are ‘informed one[s].’”35

The duty of care does not require that a board understand a transaction’s every conceivable nuance. Informed decision-making does not require perfection or even wisdom. As the Delaware Chancery Court recently held in Disney, even a “stupid” board whose decision is “egregious” or “irrational” can meet the duty of care standard as long as the board is adequately informed:

[33]	In re Walt Disney Co. Derivative Litig., No. Civ. A 15452, 2005 WL 2056651, at *32 (Del. Ch. Aug. 9, 2005) (internal quotations omitted) (emphasis added); see also Potter v. Pohland, 560 N.W.2d 389, 392 (Minn. App. 1997) (“It is evident from recent Delaware cases that the standard is very high.”); see also Auerbach v. Bennett, 47 N.Y.2d 619, 631 (1979) (“Thus, absent evidence of bad faith or fraud . . . the courts must and properly should respect [the board’s] determinations.”); Lippe v. Bairnco Corp., 230 B.R. 906, 916–17 (S.D.N.Y. 1999) (applying New York law).
[34]	In re Caremark Int’l Inc. Derivative Litig., 698 A.2d 959, 967 (Del. Ch. 1996) (“[C]ompliance with a director’s duty of care . . . can never appropriately be judicially determined by reference to the content of the board decision . . . apart from consideration of the good faith or rationality of the process.”) (emphases added).
[35]	FDIC v. Abel, No. 92 cv 9175, 1995 WL 716729, at *8 (S.D.N.Y. Dec. 6, 1995) (internal quotations omitted) (emphasis added).

[W]hether a judge or jury considering the matter after the fact, believes a decision substantively wrong, or degrees of wrong extending through stupid to egregious or irrational, provides no ground for director liability, so long as the court determines that the process employed was either rational or employed in a good faith effort to advance corporate interests.36

Similarly, as the court in Disney made clear, fiduciaries cannot be held liable for mere noncompliance with “the aspirational ideal of best practices”:

[The] law does not—indeed, the common law cannot—hold fiduciaries liable for a failure to comply with the aspirational ideal of best practices, any more than a common-law court deciding a medical malpractice dispute can impose a standard of liability based on ideal—rather than competent or standard—medical treatment practices, lest the average medical practitioner be found inevitably derelict.37

Plaintiffs’ motion fails because the record overwhelmingly shows that the Board’s process for approving the merger was “employed in a good faith effort to advance corporate interests.”38

1.	The Board Tested and Relied on Information It Received from Management

New York’s Not-for-Profit Corporation Law specifically authorizes a board’s good faith reliance on the company’s officers within their area of competence:

In discharging their duties, directors . .. . when acting in good faith, may rely on information, opinions, reports or statements including financial statements or other financial data, in each case prepared or presented by . . . one or more officers or employees of the corporation whom the director believes to be reliable and competent in the matters presented.39

[36]	In re Disney, 2005 WL 2056651, at *32 (emphases added).
[37]	Id. at *1.
[38]	Id. at *32.
[39]	N.Y. N-PCL § 717(b) (McKinney’s 2005) (emphasis added).

In evaluating the proposed Archipelago transaction, the board relied on Exchange CFO Amy Butte to prepare reasonable projections for the Exchange and to evaluate Archipelago’s projections. As a matter of law, this was an appropriate step in the directors’ discharge of their duties.40

Plaintiffs do not even attempt to impugn Butte’s reliability or competence in financial matters. Nor could they. The record shows that Butte and her Archipelago counterpart, Nelson Chai, met on several occasions to agree upon “a joint set of assumptions to help drive the business model” (Sushon Aff., Ex. 55, Butte Dep. at 106; Sushon Aff., Ex. 22, Chai Dep. at 51, 53, 65), after which Butte developed and tested her own independent model—which she kept to herself as a “check” on Goldman—that permitted her “to test assumptions, both for [the NYSE] as well as for Archipelago” (Sushon Aff., Ex. 55, Butte Dep. at 104; accord id. at 106–07 (“It was my job to test, if you will, [Archipelago’s assumptions and Arca’s projections . . . .”).) And the directors themselves testified in their depositions that they found Butte reliable and extremely competent. (Sushon Aff., Ex. 34, Weatherstone Dep. at 74 (“I think the CFO [Amy Butte] was very knowledgeable in the financial world.”); Sushon Aff., Ex. 2, Shapiro Dep. at 134 (“I thought Amy was absolutely first rate, and I thought she was about as good at the planning process as anybody I’ve encountered in my business career.”).)

Plaintiffs contend that the projections Goldman gave to Lazard—which in reality were Butte and Chai’s joint work product—”went unchecked and unchallenged by the NYSE board.” (Pl. Br. at 23, accord Sabella Aff. ¶ 73.) This is demonstrably false. Even though the directors

[40]	N.Y. N-PCL § 717(b) (McKinney’s 2005); see also State of Wisconsin Inv. Bd. v. Bartlett, No. C.A. 17727, 2000 WL 238026, at *5 (Del. Ch. Feb. 24, 2000) (recognizing reliance on corporation’s own due diligence team as factor in finding board met its duty of care); Graham v. Allis-Chalmers Mfg. Co., 188 A.2d 125, 130 (Del. 1963) (finding that directors were fully protected by reliance on management’s summaries, reports and corporate records in making decisions); Litwin v. Allen, 25 N.Y.S.2d 667, 719 (N.Y. Sup. 1940) (finding that “[d]irectors have a right in forming their conclusions to rely upon information furnished and conclusions expressed by the management”).

relied on and trusted Butte (as was their statutory right), they did not blindly accept her conclusions. Instead, they questioned her projections’ underpinnings. For example, several questions Herb Allison prepared relate directly to the financial projections:

NYSE Projections

•	“What’s the 3-year plan to increase revenues?”;

•	“What is the market forecast that underlies the growth projections?”;

•	“Is a 176% growth rate in operating income realistic?”;

•	“Do the stand-alone projections include the revenues and costs from building and operating the ‘hybrid model’?”

Archipelago Projections

•	“What accounted for the big jump in [Archipelago’s] earnings in ‘04 (any unsustainable ‘window dressing’?)”;

•	“What are the assumptions for market conditions and market shares that underlie the revenue projections?”;

•	“What are the expected sources of growth in market share and revenues (eg products, clients, competitors, geographic regions, market conditions)?”;

•	“Is it realistic to expect net earnings to grow 42% p.a. in such a competitive market?”

Combined Company Projections

•	“Include sensitivity of the forecasts to various market conditions and trends in share and pricing”;

•	“What are the projected expenses for ‘locking up’ managers and employees?”

•	“How much stock will be granted to management?”

(Sushon Aff., Ex. 46 at NYSE/BOD 0000498–99.)

Even after a lengthy discussion of these and other issues at the board’s five-hour April 18 meeting, the directors maintained a healthy skepticism and continued to press issues they felt management had not adequately addressed. This is demonstrated by board questions summarized before the April 19 meeting:

•	“Why is it not the case that [Archipelago] ‘has peaked’/is about to ‘hit a wall’?” (Sushon Aff., Ex. 51 at OMM 000702.)

•	“What is the sensitivity of the financial model to competitor reactions and market movements?” (id.);

•	“The forecasts for [Archipelago’s] and [the Exchange’s] revenues and profits are highly optimistic, yet the visibility of future trends is especially murky right now given declining prices for execution and low lease values, impending introduction of NMS (which [Archipelago] says could be unfavorable to its business), . . . and our roll-out of the hybrid model. We need to see a sensitivity analysis of alternative scenarios.” (Sushon Aff., Ex. 52 at NYSE/BOD 000467.)

Questions such as these—which demonstrate that a board is informing itself—are the hallmark of due care.41 Having informed itself concerning the projections’ bases, the board’s business judgment that those projections were reasonable cannot be second-guessed.42

2.	The Board Retained Experts to Help Inform Itself Concerning the Proposed Transaction

Another hallmark of due care is a board’s retaining its own independent advisors to assist in evaluating a transaction.43 Again, New York’s Not-for-Profit Corporation Law specifically authorizes directors “in discharging their duties” to “rely on counsel, public accountants or other persons as to matters which the directors . . . believe to be within such person’s professional or

[41]	See, e.g., In re Formica Corp. S’holders Litig., Civil Action No. 10598, 1989 WL 25812, at *11 (Del. Ch. Mar. 22, 1989) (observing that a sophisticated board can be fully capable of making its own independent judgment about a transaction’s adequacy and fairness.); In re The MONY Group, Inc. S’holder Litig., 852 A.2d 9, 22 (Del. Ch. 2004) (pointing to a board’s discussions with the company’s CEO about strategic alternatives and industry developments as a factor in concluding that the board acted reasonably).
[42]	Mentor Graphics Corp. v. Quickturn Design Systems, Inc., 728 A.2d 25, 34 (Del. Ch. 1998) (holding that board had grounds to accept management’s projections and noting that the issue was “not whether the projections were substantively right or wrong, but whether the board had a basis to believe they were reasonable”).
[43]	See, e.g., In re BHC Communications, Inc. S’holder Litig., 789 A.2d 1, 11 (Del. Ch. 2001) (citing board’s retention of expert financial and legal advisers as factors in dismissing claims alleging breach of the duty of care).

expert competence.”44 Here, the board retained a full complement of well-respected independent advisors in connection with the proposed Archipelago merger.

a.	Legal Counsel

First, the board retained its own independent counsel, O’Melveny & Myers LLP (“OMM”), a prestigious law firm with particular experience advising directors concerning their fiduciary duties in high-stakes mergers and acquisitions. (Sushon Aff. ¶¶ 74–77.) The individual OMM attorneys the board retained included Walter Dellinger (the former Solicitor General), Spencer Klein (head of the firm’s mergers and acquisition practice who has more than a decade of experience offering board-room advice to Fortune 500 companies in their most complex transactions), and Mike Masin (who was Citigroup’s vice-chairman and chief operating officer and Verizon’s vice-chairman and president before returning to OMM in early 2004). (Sushon Aff., Ex. 79 at OMM 000641-48.) Dellinger and Klein sat with the board through its April 15, 18, 19 and 20 meetings and provided advice to the directors about their fiduciary duties. (Sushon Aff., Exs. 37–40.) The OMM lawyers periodically assured the directors that they were acting diligently and appropriately in compliance with their fiduciary duties. The board’s decision to retain independent counsel, while not itself dispositive of the due care question, further demonstrates that the board exercised due care.45

Plaintiffs attempt to smear OMM’s advice by claiming that (i) Thain allegedly “arranged for O’Melveny & Myers to represent the board”; and (ii) OMM “was not independent because it had been representing the NYSE” in the Grasso litigation. Neither contention is correct. As the

[44]	N.Y. N-PCL § 717(b) (McKinney’s 2005).
[45]	See In re Gaylord Container Corp. S’holders Litig., 753 A.2d 462, 479 (Del. Ch. 2000) (finding that meeting with outside law firm and receiving detailed legal advice supported the conclusion that the board acted in an informed manner); see also Burghart v. Landau, 821 F. Supp. 173, 181 (S.D.N.Y. 1993) (citing to approval of outside counsel as one factor in concluding board decision was within its business judgment); see also N.Y. N-PCL § 717(b)(1) (McKinney’s 2005) (authorizing the board, in discharging its fiduciary duties, to rely on counsel).

directors’ testimony reveals, Thain had nothing to do with OMM’s retention. Rather, Exchange General Counsel Bernard first mentioned Dellinger, and several directors were immediately “enthusiastic” based on their own personal experiences with him. (Sushon Aff., Ex. 18, Woolard Dep. at 59; Sushon Aff., Ex. 2, Shapiro Dep. at 121; Sushon Aff., Ex. 12, Carter Dep. at 70.) Likewise, OMM’s prior engagement for the Exchange concluded in January 2003 (before Thain even joined the Exchange), making the NYSE a former client in an unrelated matter. Under the New York Lawyer’s Code of Professional Responsibility DR 5-108(B), that closed matter presents no conflict with OMM’s advice to the board concerning Archipelago.46

The board also relied on the NYSE’s counsel to negotiate a merger agreement with Archipelago that protects the NYSE against material adverse changes following the April 20 approval. The merger agreement, a draft of which the Board reviewed with counsel (Sushon Aff. ¶ 77), does just that (Sushon Aff., Ex. 78 at OMM 001069–71, 001104–05).)

b.	Lazard

Second, the board retained Lazard to provide a fairness opinion. While the directors understood that the law does not require them to obtain a fairness opinion to discharge their duty of care,47 the board nevertheless felt that additional financial advice would aid in its analysis. (Sushon Aff., Ex. 12, Carter Dep. at 15.) Lazard utilized at least three different widely-accepted methodologies to value Archipelago. While acknowledging that the Exchange (a private, not-for-profit entity) was a difficult company to value, Lazard nevertheless valued the Exchange

[46]	22 N.Y.C.R.R. § 1200.27 (forbidding an engagement adverse to a former client only where the new engagement is “in the same or a substantially related matter.”)
[47]	See, e.g, Oberly v. Kirby, 592 A.2d 445, 472 (Del. 1991) (stating that while a formal fairness opinion may be helpful, it is not required under law); see also In re Compucom Sys., Inc. Stockholders Litig., No. Civ. A 499-N, 2005 WL 2481325, at *7 (Del. Ch. Sep. 29, 2005) (taking fairness opinion into consideration in finding that the board had not breached its duty of care).

using at least two distinct methods. Lazard then calculated the premium range that the Exchange was paying to acquire Archipelago and determined that it was within the range of control premiums paid in similar acquisitions. (Sushon Aff., Ex. 20 at 24.)

The directors questioned Lazard extensively about this opinion at three different meetings and satisfied themselves that it was reasonable. (Sushon Aff., Ex. 38 at NYSE 00337; Sushon Aff., Ex. 39 at NYSE 00452-53; Sushon Aff., Ex. 40 at NYSE 00530.) The law forbids Plaintiffs from second-guessing this informed business judgment.

Plaintiffs nevertheless launch a broadside against Lazard, contending that (i) the board did not consider that Lazard was “conflicted” because Goldman was an underwriting syndicate member in Lazard’s IPO; (ii) Thain pressured the board into retaining Lazard; and (iii) Lazard improperly relied on Goldman’s projections. Even if the Court were to consider their arguments—and the business judgment rule prohibits such second-guessing—none of these contentions undermines the directors’ due care:

•	The alleged Goldman underwriting “conflict” is no conflict at all. [48] As with the alleged Carter and von der Heyden Goldman conflicts, the fact that Lazard retained Goldman as its underwriter indicates, if anything, that Goldman was beholden to Lazard—not vice versa. Plaintiffs’ other “evidence” of this so-called conflict bears this out—Goldman lost more than $15 million trying to support Lazard’s share prices after the IPO and after the NYSE board approved the Archipelago merger. In any event, underwriting syndication “is just a distribution business . . . a distribution and sales model that all the major banks engage in.” (Sushon Aff., Ex. 13, McDonald Dep. at 100.)

•	The record is unequivocal that the board, not Thain, selected Lazard. As Carter, McDonald and others testified, the directors chose Lazard because they had prior personal experience with Wasserstein and Parr, and Lazard was otherwise one of only two investment banks with sufficient experience and no disabling conflicts. (Sushon Aff., Ex. 12, Carter Dep. at 59; Sushon Aff., Ex. 13, McDonald Dep. at 95–99; Sushon Aff., Ex. 18, Woolard Dep. at 48.)

[48]	See Kahn v. Caporella, No. 13248, 1994 WL 89016, at *6 (Del. Ch. Mar. 10, 1994) (concluding that financial advisor to Special Committee was independent, even though it had performed services for company in past, because there was “no evidence from which one could conclude that the advisors failed to perform their duties diligently and in good faith”).

•	The record puts the lie to Plaintiffs’ third contention—that Lazard improperly relied on Goldman’s projections for Archipelago and pro forma combined company performance. The undisputed factual record establishes the opposite: that Butte and Chai agreed on the judgments, assumptions and projections underlying the financial model Lazard used. (Sushon Aff., Ex. 55, Butte Dep. at 101, 105; Sushon Aff., Ex. 22, Chai Dep. at 54, 58.) Goldman acted as a number cruncher. (Sushon Aff., Ex. 55, Butte Dep. at 102–03; Sushon Aff., Ex. 22, Chai Dep. at 62.) Importantly, Butte kept her own separate model to help her verify Goldman’s work. (Sushon Aff., Ex. 55, Butte Dep. at 104.) In any event, as several directors testified in their depositions, the mere fact that Goldman provided the projections underlying Lazard’s analysis, even if true, would have been immaterial to them. (Sushon Aff., Ex. 2, Shapiro Dep. at 144 (“[S]hort-term financials were not the basis on which . . . this transaction was either justified or not justified.”); Sushon Aff., Ex. 34, Weatherstone Dep. at 42-43; Sushon Aff., Ex. 26, Jackson Dep. at 57; Sushon Aff., Ex. 24, von der Heyden Dep. at 95–96; Sushon Aff., Ex. 23, Rivlin Dep. at 55.)

c.	PwC

Third, the board relied on PricewaterhouseCoopers (PwC) to analyze Archipelago’s historical financial results. PwC also examined Archipelago’s accounting methods and compared them to the Exchange’s. While PwC concluded that there were some internal control issues at Archipelago concerning its compliance with Sarbanes-Oxley Section 404 (Sabella Aff. ¶ 83), several directors testified that the board had discussed that “material weakness” with PwC and arrived at a business judgment that it was immaterial. (Sushon Aff., Ex. 13, McDonald Dep. at 200 (“[T]he issue of their historical lack of internal audit . . . actually was remedied by them retaining Deloitte and Touche . . . to play an internal audit role for them.”); Sushon Aff., Ex. 23, Rivlin Dep. at 88–89; Sushon Aff., Ex. 12, Carter Dep. at 89; Sushon Aff., Ex. 18, Woolard Dep. at 92.)

Likewise, Plaintiffs’ contention that the directors were grossly negligent in relying on PwC because PwC was rushed and had outstanding requests to Archipelago (Sabella Aff. ¶ 83) is baseless. The board knew that Archipelago had yet to provide that information and, after considering its impact, reached a business judgment that the missing information was not material. (Sushon Aff., Ex. 26, Jackson Dep. at 65–66; Sushon Aff., Ex. 13, McDonald Dep. at

199–200.) After all, while PwC’s analysis was helpful, Archipelago’s financial statements had already been audited by an independent national accounting firm and were approved by an Archipelago board that boasts a former SEC chairman among its members. The board’s business judgment to discount a few follow-up issues stemming from PwC’s analysis is not subject to challenge here.49

3.	Plaintiffs’ Own Legal Authority Only Highlights the NYSE Directors’ Diligence

Although the voluminous factual record independently demonstrates the directors’ due care, Plaintiffs defeat their own claims by citing Treadway v. Care Corp.50 as recommending a board’s proper procedures: (i) making reasonable inquiries to obtain information, (ii) evaluating financial statements, (iii) taking sufficient time to reflect, and (iv) obtaining a fairness opinion from an unbiased investment banker. (Pl. Br. at 16.) The NYSE board followed all four. As discussed above, the board bombarded NYSE management with demands for information, including a scrubbing of Archipelago’s financial statements and the combined company’s projections. (See pp. 18–21, supra.) And as discussed below, the board was never pressured to approve the deal before it had grasped the issues and received the requested information. (See p. 29–32, infra.) As a check on the entire process, the board also obtained an independent fairness opinion from Lazard, whose experience and acumen were beyond reproach. (See pp. 23–25, supra.) Thus, the NYSE board satisfied every one of the Treadway court’s aspirations for director performance.

[49]	See In re DeLorean Motor Co., 56 B.R. 936, 944–45 (Bankr. E.D. Mich.1986) (“The retention of independent accountants is not only an exercise of the Board’s authority but more significantly an extension of the individual directors acting collectively as a prudent person to retain sound financial or legal advice to exercise its best judgment in making a decision for the corporation.”).
[50]	638 F.2d 357 (2d Cir. 1980).

Plaintiffs also cite Smith v. Van Gorkom,51 Hanson Trust PLC v. ML SCM Acquisition Inc.,52 and Mills Acquisition Co. v. Macmillan, Inc.,53 as support that the NYSE board breached its fiduciary duties. None of these cases’ facts remotely resemble the factual record here:

Plaintiffs’ Authorities	The Record Here
CEO did not consult board before soliciting takeover offer (Smith, 488 A.2d at 866) Management solicits buyout proposal without prior board approval (Mills, 559 A.2d at 1281)	The board empowered Thain to explore the NYSE’s strategic alternatives (Sushon Aff., Ex. 18, Woolard Dep. at 22; Sushon Aff., Ex. 13, McDonald Dep. at 43, 104, 117-22)
Management sabotages other bids in favor of buyout offer that gives management substantial ownership interest in new company (Mills, 559 A.2d at 1272)	Thain never received any bona fide alternative proposals (p. 35, infra), and Plaintiffs do not dispute that neither Thain nor any directors will receive ownership in combined company
CEO calls special board meeting on 24 hours’ notice to discuss sale of company (Smith, 488 A.2d at 867)	Board had discussed strategic merger candidates, including Archipelago, over several months (p. 29, infra)
Board approves merger after one 2-hour meeting (Smith, 488 A.2d at 869)	Board holds five formal meetings totaling nearly twenty hours of discussion and analysis (pp. 29–30, infra)
Board makes hasty decision after one 3-hour meeting despite having at least a week longer to obtain information (Hanson Trust, 781 F.2d at 275)	Board deliberates and obtains information over course of two weeks, formally meeting five times and extending calendar to fully consider all issues (pp. 29–30, infra)
Board grants critical asset purchase option without any indication of the assets’ fair value range (Hanson Trust, 781 F.2d at 275)	Board retains outside financial advisor to assess transaction’s fairness on multiple grounds (pp. 23–24, supra)

Plaintiffs’ authorities are thus wholly inapposite and only serve to confirm further the NYSE board’s proper exercise of its fiduciary duties. 54

[51]	488 A.2d 858 (Del. 1985).
[52]	781 F.2d 264 (2d Cir. 1986)
[53]	559 A.2d 1261 (Del. Ch. 1989).
[54]	In addition to the duties of due care and loyalty, there has been discussion about the “so-called third fiduciary duty, that of good faith.” In re Walt Disney Co. Derivative Litig., No. Civ. A 15452, 2005 WL 2056651, at *31, 35 (Del. Ch. Aug. 9, 2005). While this concept is developing and courts “are far from clear with respect to whether there is a separate duty of good faith,” id. at *35-36, some Delaware courts have found directors liable under this standard if they “consciously and intentionally disregard their responsibilities, adopting a ‘we don’t care about the risks’ attitude concerning a material corporate decision.” In re Emerging Communications, Inc. S’holders Litig., No. Civ. A 16415, 2004 WL 1305745, at *43 (Del. Ch. May 3, 2004). As discussed above, the record conclusively shows anything but the board’s conscious disregard of their responsibilities. In re Disney, 2005 WL 2056651, at *35-36 (describing breach of duty of good faith as “[d]eliberate indifference and inaction in the face of a duty to act.”) (emphasis in the original). Indeed, for the very same reasons Plaintiffs cannot demonstrate that the NYSE board breached its duty of due care or duty of loyalty, they also fail to show that the directors violated any duty of good faith. Cf. Nagy v. Bistricter Corp., 770 A.2d 43, 49 n.2 (Del. Ch. 2000) (“[B]y definition, a director cannot simultaneously act in bad faith and loyally towards the corporation and its stockholders.”)

POINT II

PLAINTIFFS’ ATTACKS ON THESE INFORMED

BUSINESS JUDGMENTS ARE UNAVAILING

Under the business judgment rule, the board’s careful consideration of the Archipelago merger (documented above), insulates the board’s deliberations and decisions from after-the-fact nit-picking.55 This should end the Court’s inquiry with a denial of Plaintiffs’ motion. Nevertheless, Plaintiffs seek to pick nits, asserting that the directors failed to discharge their duty of care because they (i) rushed to approve the transaction, (ii) failed to consider several insignificant factors’ effects on Lazard’s valuations and (iii) failed to consider certain non-economic deal terms, such as placing a collar on the transaction. While the business judgment rule forecloses Plaintiffs from even airing these issues, if the Court were to entertain them, it would find that Plaintiffs are wrong.

A.	The Board Members Had Adequate Time to Consider the Transaction

Contrary to the misleading portrait that Plaintiffs attempt to paint, the board’s consideration of this transaction was not limited to the April 7–20, 2005 period. Rather, the board’s deliberations spanned nearly two years, beginning with former Chairman John Reed’s “evolutionary pathway” vision in 2003. (Sushon Aff., Ex. 25 at NYSE/BOD 0000839.)

As several directors stated in their depositions, the board began considering a strategic transaction with Archipelago in 2003, long before Thain had arrived at the Exchange or Goldman began facilitating merger discussions between the two companies. As Chairman Carter and others testified, the Board engaged in strategic discussions “at almost every board meeting,”

[55]	Levandusky, 75 N.Y.2d at 537–38.

discussing “all of the major players . . . at virtually all of these strategic discussions including . . . Archipelago.” (Sushon Aff., Ex. 12, Carter Dep. at 18; accord Sushon Aff., Ex. 13, McDonald Dep. at 34; Sushon Aff., Ex. 26, Jackson Dep. at 34; Sushon Aff., Ex. 2, Shapiro Dep. at 43–44; Sushon Aff., Ex. 18, Woolard Dep. at 22–23.) Among the board’s pre-April 2005 Archipelago deliberations were the following:

•	An October 2004 McKinsey discussion that focused on Archipelago as a strong NYSE competitor and potential partner. (Sushon Aff., Ex. 14 at NYSE 003093 (noting that Archipelago’s lean cost structure and “especially low non-execution cost base,” permitted Archipelago to “operate in this difficult pricing environment”).)

•	As Shapiro testified, “from sometime in mid-to-late 2004 on, in the ongoing discussions about the future strategic direction of the stock Exchange, Archipelago’s name was a prominent part of those conversations.” (Sushon Aff., Ex. 2, Shapiro Dep., at 49).

•	A March 2005 McKinsey presentation emphasizing Archipelago’s superior business model and concluding that the only “win-win” strategy for the NYSE in the increasingly competitive marketplace would be to “acquire an OTC company,” such as Archipelago, “keeping the NYSE and the OTC separate.” (Sushon Aff., Ex. 3, at NYSE 002870.)

Thus, by the time that Thain approached the board with a concrete merger proposal in April 2005, the board had already been considering such a transaction for more than eighteen months.

In April 2005, when it came time to consider a concrete proposal, the board devoted significant time to its considerations. The directors met five times for a total of nearly twenty hours, receiving advice from Lazard, OMM, Butte, other Exchange officers (such as President Robert Britz) and PwC. And the board questioned its advisors and management, tested the bases for various financial projections and studied Archipelago’s publicly-available financials. (See pp. 18–21, supra.)

As the directors’ testimony reflects, they did not feel rushed into their approval of the Archipelago merger: “The only basis on which we could vote for this would be if we felt we had had enough time to look at this carefully and to discharge our duties, and to be confident this was in the best interests of the Exchange. Otherwise, it wasn’t going to happen.” (Sushon Aff., Ex. 2, Shapiro Dep. at 109; accord Sushon Aff., Ex. 31, Allison Dep. at 189 (“I was satisfied at the end of that discussion with the answers I received, satisfied enough to vote in favor without hesitation.”); Sushon Aff., Ex. 18, Woolard Dep. at 73.) Even the three directors who only joined the board in April 2005 felt that they had adequate time to consider the proposal:

•	“[W]e put a lot of time into this, and I spent a lot of time trying to learn about it in these seemingly endless meetings. So that by the time we got to April 20th, I was satisfied that this was a good deal and that it should go forward.” (Sushon Aff., Ex. 23, Rivlin Dep. at 71–72);

•	“Never for one minute did the Board think it was being pushed by the wind toward an April 20th date.” (Sushon Aff., Ex. 32, Brown Dep. at 102–03);

•	“There was a time when we almost lived [at the Exchange], doing our work . . . .” (Sushon Aff., Ex. 24, von der Heyden Dep. at 104.)

In fact, when the board determined that it could not meet the original transaction deadline of April 18, the directors instructed Thain to obtain more time for them to consider the proposal, and he complied. (Sushon Aff., Ex. 2, Shapiro Dep. at 109).

Even these April 2005 deliberations, standing alone, far exceed minimum due care requirements. Courts have repeatedly recognized that “the directors’ decision to act under time pressure does not breach their duty to inform themselves.”56 For example, in Citron v. Fairchild, the court held that a board’s consideration and approval of a takeover bid in one day did not breach its fiduciary duty of care. Recognizing that the bidder had imposed the time constraint, the Court held that the “board knew enough . . . concerning the value of the company to make a

[56]	See e.g., Detwiler v. Offenbecher, 728 F. Supp. 103, 155 (S.D.N.Y. 1989) .

rational choice.”57 Indeed, the decision whether to comply with a counter-party’s deadline is itself a business judgment not subject to review absent some independent fiduciary breach.58

Here, the board exercised its business judgment to move quickly on the concrete proposal for several reasons. (See, e.g., Sushon Aff., Ex. 23, Rivlin Dep. at 118–19; Sushon Aff., Ex. 12, Carter Dep. at 186–87; Sushon Aff., Ex. 2, Shapiro Dep. at 81–83; Sushon Aff., Ex. 34, Weatherstone Dep. at 66; Sushon Aff., Ex. 18, Woolard Dep. at 83.) First, press rumors abounded that Archipelago and other exchanges were considering competing strategic combinations, raising the very real specter of another suitor bidding for Archipelago’s proprietary technology and low-cost operations. (Sushon Aff., Ex. 23, Rivlin Dep. at 118-119.) Second, there was a risk that information concerning the Exchange’s talks with Archipelago might leak to the public, compromising the transaction. (Sushon Aff., Ex. 12, Carter Dep. at 144 (“[V]ery quickly on Wall Street the word gets out that there’s a deal cooking, which could have an effect on Archipelago’s stock. Since Archipelago was a publicly-traded company, we had to be very conscious of any action that negatively or positively impacted their stock.”).) In view of the directors’ well-founded business judgment to move quickly, Plaintiffs’ quibbling speculation that Archipelago might not find another suitor is irrelevant.59

[57]	569 A.2d 53, 67 (Del. 1989); see also In re RJR Nabisco Inc. S’holder Litig., No. 10389, 1989 WL 7036 (Del. Ch. Jan. 31, 1989) (finding no breach of directors’ duties even though bidder of target gave the board only thirty minutes to accept the offer); Dynamics Corp. of Am. v. WHX Corp., 967 F. Supp. 59, 66 (D. Conn. 1997) (“[T]he directors made an informed decision, . . . using the available time to consider their options carefully.”).
[58]	British Printing & Commc’n Corp. v. Harcourt Brace Jovanovich, Inc., 664 F. Supp. 1519, 1530 (S.D.N.Y. 1987) (“[Directors] appropriately considered . . . the effects of a failure to act swiftly” and “availed themselves of the time they reasonably believed they had in which to act.”); Keyser v. Commonwealth Nat’l Fin. Corp., 644 F. Supp. 1130, 1149 (M.D. Pa. 1986) (concluding that “the board properly recognized a substantial risk . . . [that] any further delay might result in [merger partner] walking away”).
[59]	See Keyser, 644 F. Supp. at 1149.

B.	The Board Adequately Considered Valuation Issues

Plaintiffs attempt to second-guess the board’s valuation efforts are similarly misguided. Plaintiffs claim that the board “failed to consider” (i) the National Market System (“NMS”) regulation’s effect on Archipelago’s value; (ii) the share lock-up’s effect on the value of the combined company’s equity seatholders will receive; (iii) the NYSE’s value as a public, for-profit entity; and (iv) obtaining a “bring-down” opinion evaluating the merger’s fairness as of the closing date.60 Were the Court to examine these assertions (which the business judgment rule forbids) it would find that Plaintiffs are wrong:

•	As for NMS, Allison highlighted the issue in his questions for the April 18 meeting (Sushon Aff., Ex. 46, at NYSE/BOD 0000498–502), and the board discussed it. (Sushon Aff., Ex. 26, Jackson Dep. at 96; Sushon Aff., Ex. 31, Allison Dep. at 150–51, 154; Sushon Aff., Ex. 13, McDonald Dep. at 142.)

•	Likewise, the record shows that the board considered the lock-up restriction on seatholders’ shares and determined that, in their business judgment, those restrictions would increase share values by managing volatility. (Sushon Aff., Ex. 26, Jackson Dep. at 89-90; Sushon Aff., Ex. 32, Brown Dep. at 126; Sushon Aff., Ex. 11, Thain Dep. at 130-31 (“[T]he unrestricted distribution of that amount of stock by that number of people has the potential of being very disruptive and very negative to the share price.”);

•	Plaintiffs’ contention that the board never considered Archipelago’s ability to meet its projections is equally baseless. As discussed above, the board questioned Butte extensively on Archipelago’s projections’ bases, and they concluded that the short-term projections were largely irrelevant because this merger was a long-term strategic play. (Sushon Aff., Ex. 2, Shapiro Dep. at 165-66 (“It’s simply not a question of what Arca’s financial performance is going to be. It is what Arca brings to the Stock Exchange and what the combined entities can do.”); Sushon Aff., Ex. 18, Woolard Dep. at 67–68; Sushon Aff., Ex. 26, Jackson Dep. at 99; Sushon Aff., Ex. 13, McDonald Dep. at 178.)

[60]	Notably absent from the laundry list is Plaintiffs’ charge that Lazard miscalculated the seats’ lease revenues by using 1,000 seats (there are actually 1,366) and estimating $25,000 annual lease revenue per seat (the current lease rate is $60,000), an allegation Plaintiffs caused the Court to rely on heavily in denying Defendants’ motion to dismiss. The omission of this charge from Plaintiffs’ list is not surprising in view of the factual record on this issue: (i) Lazard’s presentation correctly notes that the NYSE has 1,366 seats and accurately charts historical lease rates through 2005 (Sushon Aff., Ex. 20 at 27); and (ii) Lazard used the 1,000 and $25,000 figures to project future revenue from the combined company’s sale of trading licenses, because the NYSE had assumed that, because several hundred seats are currently unused, 1,000 licenses auctioned simultaneously would generate $25,000 per license. (Sushon Aff., Ex. 11, Thain Dep. at 78-79.)

•	For similar reasons, the board concluded that a bring-down opinion is unnecessary. (Sushon Aff., Ex. 24, von der Heyden Dep. at 141-42 (bring-down opinion “even less” helpful now because “this transaction has already been validated in the marketplace”).) “Short-term numbers” were “not the basis” for what is, at its core, a strategic transaction, so the board determined that a few additional months’ financial results are irrelevant. (Sushon Aff., Ex. 2, Shapiro Dep. at 165.)

Plaintiffs’ attempt to fault the directors for not valuing the NYSE as a public, for-profit entity is a naked attempt to substitute Plaintiffs’ business judgment for the directors’. For the Exchange to become a for-profit, public company, it would have to successfully demutualize and launch an IPO. Neither of these steps was guaranteed to succeed. Indeed, as several directors testified, an IPO was particularly difficult for the Exchange to implement successfully because the Exchange’s market share and revenues were shrinking. (Sushon Aff., Ex. 2, Shapiro Dep. at 189; Sushon Aff., Ex. 12, Carter Dep. at 23.) And Butte testified the “new products” that Plaintiffs tout as potentially bolstering the Exchange’s value were remote and not likely to be offered any time soon. (Sushon Aff., Ex. 55, Butte Dep. at 188.) Accordingly, the directors’ decision not to seek valuations based on these remote contingencies was well within their sound business judgment.61

C.	Plaintiffs’ Other Board Failure Allegations Contradict the Record

Plaintiffs also criticize numerous non-financial decisions the board reached. Were the Court to ignore the business judgment rule and address these perceived inadequacies, it would find, again, that the record belies Plaintiffs’ contentions.

•	First, although Plaintiffs imply some type of wrongdoing through the board’s failure to “insist” on renegotiation attempts (Sabella Aff. ¶ 87), ample testimony reveals that such attempts would have been fruitless. Archipelago simply “would not do the deal if the New York Stock Exchange didn’t agree on this 70/30 split….” (Sushon Aff.,

[61]	Levandusky, 75 N.Y.2d at 537-38.

Ex. 24, von der Heyden Dep. at 71–72.) There had already been “an intensive set of negotiations” (Sushon Aff., Ex. 13, McDonald Dep. at 155), with each side trying to get “the best deal for their organization” (Sushon Aff., Ex. 23, Rivlin Dep. at 143). In that regard, the board evaluated the 70/30 split and concluded that 70% was more than fair because, among other reasons, in terms of the prospective combined company, Archipelago was “more than 30 percent of revenues, far more than 30 percent of profits, and…had a much higher return on equity.” (Sushon Aff., Ex. 13, McDonald Dep. at 156.)

•	Second, Plaintiffs wrongly accuse the board of not fairly considering “the equities of the ESOP provision” (Sabella Aff. ¶ 76), when in fact the record shows exactly the opposite. The board knew an employee stock grant was necessary “to retain and continue to attract the kind of talent that we thought the merged entity would need.” (Sushon Aff., Ex. 32, Brown Dep. at 119.) It was unsure, however, how much stock employees should receive. (Sushon Aff., Ex. 13, McDonald Dep. at 164 (“[T]here was a lot of discussion and push back from the directors . . . that there should be no preapproval”).) Although Plaintiffs distort the record by claiming that the board approved 5% for employees, in fact the board simply used up to 5% as a “placeholder” (Sushon Aff., Ex. 12, Carter Dep. at 116–17) while it delegated responsibility to the board’s compensation committee to consider an appropriate amount (Sushon Aff., Ex. 18, Woolard Dep. at 29). In that regard, the board retained Towers Perrin, a consulting firm specializing in compensation, to recommend a suitable percentage. (Sushon Aff., Ex. 18, Woolard Dep. at 29; Sushon Aff., Ex. 68 at NYSE/BOD 0000871–939.) Ultimately, after “a lot of feedback and communications with the members,” the number “was reduced to 1.4 percent.” (Sushon Aff., Ex. 12, Carter Dep. at 116–17.) Through careful deliberation and communication with seatholders, the board’s decision to approve the ESOP was the paradigm of due care.

•	Third, Plaintiffs mischaracterize the record by inflating the relevance of a “cap” or “collar” to protect seatholders against a rise in Archipelago’s stock price (Sabella Aff. ¶ 88). In fact, a collar—which protects a seller accepting a buyer’s stock from a decrease in the buyer’s stock price—here would not have made any sense because the seatholders stood to benefit if Archipelago’s market value increased:

•	“It’s always better for the New York Stock Exchange seat holders for the Archipelago share price to be higher because they, in the end, are going to end up with 70 percent of the equity.” (Sushon Aff., Ex. 11, Thain Dep. at 64);

•	“[T]he Exchange members were well protected by having 70 percent of a larger and more valuable entity….” (Sushon Aff., Ex. 23, Rivlin Dep. at 167);

•	“And if the Archipelago stock went up, it was to our advantage.” (Sushon Aff., Ex. 12, Carter Dep. at 103);

•	“What our 70 percent of it is worth increases as Arca’s stock price goes up . . . .” (Sushon Aff., Ex. 2, Shapiro Dep. at 160). “The best thing that could have happened was a substantial rise in the value of Arca’s stock.” (Id. at 155.)

•	Because the NYSE was acquiring Archipelago by taking 70% ownership of the combined company, the NYSE seatholders—not Archipelago—stood to benefit from a rise in Archipelago’s stock price. “[F]rom the point of view of the New York Stock Exchange, a collar would not make any sense.” (Sushon Aff., Ex. 11, Thain Dep. at 62.)

•	Fourth, Plaintiffs complain that the board never sought third-party indications of interest and specifically never considered an alternative proposal to acquire the NYSE brokered by investment bankers at HSBC, on behalf of Bain Capital and the Blackstone Group. (Sabella Aff. ¶ 89.) And with good reason: there was nothing to consider. Even one of the architects of the “proposal,” Blackstone’s Chinh Chu, had “no expectation” that the NYSE board would see the material they presented to Thain because it was merely “a hypothesis, a supposition that HSBC had.” (Sushon Aff., Ex. 56, Chu Dep. at 46, 25.) Chu even called it “too embryonic an idea to discuss” (Sushon Aff., Ex. 56, Chu Dep. at 13), thus corroborating Thain’s view that there was “no offer and . . . nothing for anyone to review” (Sushon Aff., Ex. 11, Thain Dep. at 134). Nonetheless, Thain informed the board so the directors could reach their own conclusions. And they did: the HSBC idea was “a rather naive and ill-formed concept” that “didn’t bring technology . . . didn’t bring a position; and, therefore, it was not advancing the future of the Exchange.” (Sushon Aff., Ex. 2, Shapiro Dep. at 199-200.)

CONCLUSION

This case is not about Goldman Sachs or John Thain’s theoretical investment in that company. It is about the NYSE’s independent directors and their good faith inquiry to determine whether the Archipelago merger was in the Exchange’s and its seatholders’ best interests. And it is about a legal doctrine, the business judgment rule, that insulates good faith board decisions from shareholder or judicial second-guessing. Plaintiffs cannot alter the legal or factual landscape by arguing that Thain’s alleged conflicts render the merger “voidable” or “ultra vires.” The indisputably loyal, conflict-free board sanitized and ratified the transaction after being informed of Thain’s relationship to Goldman and Goldman’s relationship to Archipelago.

This board more than fulfilled its fiduciary duties of loyalty and care. Indeed, the directors more than satisfied the standard of care that even Plaintiffs articulate: “a number of procedures directors might take to ensure non-liability for their decisions, including making reasonable inquiries to obtain material information, evaluating financial statements, taking sufficient time to reflect and obtaining a fairness opinion from an unbiased investment banker.”62

The independent directors did all that and more:

•	As reflected in Allison’s questions for the April 18 and 19 meetings, the other directors’ questions for the April 19 meetings (that Bernard summarized) and the mountain of testimony about the board’s questions for NYSE management and Lazard, the board asked questions to obtain information.

•	As Allison’s questions demonstrate, he personally evaluated Archipelago’s financial statements, and the board also relied on NYSE CFO Amy Butte and PwC to perform financial due diligence.

•	The board considered a strategic transaction for nearly two years before settling on the Archipelago merger, and it held five meetings, lasting nearly 20 hours in all, to consider the proposed merger.

•	Based on board members’ own past experiences and personal knowledge, the board engaged Lazard—one firm that the board knew had both the substantive capability and no disabling conflicts—to provide a fairness opinion.

•	The board retained OMM to advise the directors concerning their fiduciary duties, and the OMM lawyers sat with the board and advised board members as they considered the transaction.

•	The directors considered alternative strategies (such as a demutualization and IPO or building a proprietary NYSE electronic trading platform) and alternative merger partners (including Instinet and others) before concluding that the Archipelago merger was a worthy strategy.

Because the Plaintiffs cannot prove that this conflict-free, independent board breached its duty of care, the business judgment rule dooms their motion.

[62]	Pl. Br. at 16 (citing Treadway, 638 F.2d at 384).

Plaintiffs have consistently conceded that the Archipelago merger makes strategic sense and that they do not want to enjoin the transaction. Stripped of the hyperbole, Plaintiffs’ motion is but dickering over the merger’s terms. That is what the business judgment rule forbids—shareholders abusing the judicial process as a cudgel to extract a few more dollars. The motion for a preliminary injunction should be swiftly denied.

Dated:	New York, New York
November 11, 2005

O’MELVENY & MYERS LLP

Jonathan Rosenberg
William J. Sushon
Edward D. Hassi
Jonathan J. Kim
B. Andrew Bednark

7 Times Square
New York, New York 10036
(212) 326-2000

Counsel for the NYSE Independent Directors